UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 000-22754

URBAN OUTFITTERS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	**23-2003332**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
5000 South Broad Street, Philadelphia, PA	**19112-1495**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (215) 454-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $.0001 per share	**URBN**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller Reporting Company ☐
	Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, was $2,440,846,710.

The number of shares outstanding of the registrant's common stock on March 25, 2024 was 93,294,919.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 10, 11, 12, 13 and 14 is incorporated by reference into Part III hereof from portions of the Proxy Statement for the registrant's 2024 Annual Meeting of Shareholders.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Certain matters contained in this filing with the United States Securities and Exchange Commission ("SEC") may contain forward-looking statements and are being made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When used in this Annual Report on Form 10-K, the words "project," "believe," "plan," "will," "anticipate," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any one, or all, of the following factors could cause actual financial results to differ materially from those financial results mentioned in the forward-looking statements: overall economic and market conditions (including current levels of inflation) and worldwide political events and the resultant impact on consumer spending patterns and our pricing power, the difficulty in predicting and responding to shifts in fashion trends, changes in the level of competitive pricing and promotional activity and other industry factors, the effects of the implementation of the United Kingdom's withdrawal from membership in the European Union (commonly referred to as "Brexit"), including currency fluctuations, economic conditions and legal or regulatory changes, any effects of war, including geopolitical instability, impacts of the conflict in the Middle East and impacts of the war between Russia and Ukraine and from related sanctions imposed by the United States, European Union, United Kingdom and others, terrorism and civil unrest, natural disasters, severe or unseasonable weather conditions (including as a result of climate change) or public health crises (such as the coronavirus (COVID-19)), labor shortages and increases in labor costs, raw material costs and transportation costs, availability of suitable retail space for expansion, timing of store openings, risks associated with international expansion, seasonal fluctuations in gross sales, response to new concepts, our ability to integrate acquisitions, risks associated with digital sales, our ability to maintain and expand our digital sales channels, any material disruptions or security breaches with respect to our technology systems, the departure of one or more key senior executives, import risks (including any shortage of transportation capacities or delays at ports), changes to U.S. and foreign trade policies (including the enactment of tariffs, border adjustment taxes or increases in duties or quotas), the unexpected closing or disruption of, or any damage to, any of our distribution centers, our ability to protect our intellectual property rights, failure of our manufacturers and third-party vendors to comply with our social compliance program, risks related to environmental, social and governance activities, changes in our effective income tax rate, changes in accounting standards and subjective assumptions, regulatory changes and legal matters and other risks identified in our filings with the SEC, including those set forth in Item 1A of this Annual Report on Form 10-K for the fiscal year ended January 31, 2024. We disclaim any intent or obligation to update forward-looking statements even if experience or future changes make it clear that actual results may differ materially from any projected results expressed or implied therein.

Unless the context otherwise requires, all references to the "Company," "we," "us" or "our" refer to Urban Outfitters, Inc., together with its subsidiaries.

PART I

Item 1. Business

General

We are a leading lifestyle products and services company that operates a portfolio of global consumer brands including the Anthropologie, Free People, FP Movement, Urban Outfitters, and Nuuly brands. We have achieved compounded annual sales growth of approximately 5% over the past five years, with sales of approximately $5.2 billion during the fiscal year ended January 31, 2024.

We operate under three reportable segments – Retail, Wholesale and Nuuly. Our Retail segment includes our store and digital channels and includes our Anthropologie, Free People, FP Movement and Urban Outfitters brands. We have over 53 years of experience creating and managing retail stores that offer highly differentiated collections of fashion apparel, accessories and home goods, among other things, in inviting and dynamic store settings. Our core strategy is to provide unified environments that establish emotional bonds with the customer, through Company-owned stores and franchisee-owned stores. In addition to retail stores, we offer our products and services directly to our customers through our websites, mobile applications, social media and third-party digital platforms, catalogs and customer contact centers.

We operate a Wholesale segment under the Free People, FP Movement and Urban Outfitters brands. The Wholesale segment sells through department and specialty stores worldwide, digital businesses and our Retail segment. The Wholesale segment primarily designs, develops and markets apparel, intimates, activewear and shoes.

Our Nuuly segment includes Nuuly brand, which offers customers a more sustainable way to explore fashion through a monthly women's apparel subscription rental service.

Milestones in our Company's growth are as follows:

- 1970: First Urban Outfitters store opened near the University of Pennsylvania campus in Philadelphia, Pennsylvania
- 1976: Incorporated in the Commonwealth of Pennsylvania
- 1984: Free People Wholesale division established
- 1992: First Anthropologie store opened in Wayne, Pennsylvania
- 1993: Initial public offering of URBN shares on NASDAQ
- 1998: First European Urban Outfitters store opened in London; Anthropologie website launched
- 1999: Urban Outfitters website launched
- 2002: First Free People store opened in the Garden State Plaza Mall in Paramus, New Jersey
- 2004: Free People website launched
- 2008: First Terrain garden center opened in Glen Mills, Pennsylvania
- 2009: First European Anthropologie store opened in London
- 2018: Urban Outfitters Wholesale division established; first European Free People store opened in Amsterdam
- 2019: Launch of Nuuly Rent, a subscription rental service
- 2020: First FP Movement store opened in Los Angeles, California

Our Retail segment omni-channel strategy enhances our customers' brand experience by providing a seamless approach to the customer shopping experience. All available Company-owned Retail segment shopping channels are fully integrated, including retail locations, websites, mobile applications, catalogs and customer contact centers. Our investments in areas such as marketing campaigns and technology advancements are designed to generate demand for the Retail segment omni-channel and not the separate store or digital channels. We manage and analyze our performance based on a single Retail segment omni-channel rather than separate channels and believe that the Retail segment omni-channel results present the most meaningful and appropriate measure of our performance.

Our fiscal year ends on January 31. All references to our fiscal years refer to the fiscal years ended on January 31 in those years. For example, our fiscal 2024 ended on January 31, 2024.

As used in this document, unless otherwise defined, "Anthropologie" refers to our Anthropologie and Terrain brands and "Free People" refers to our Free People and FP Movement brands.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our investor relations website, *www.urbn.com/investor-relations*, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. We will voluntarily provide electronic or paper copies (other than exhibits) of our filings free of charge upon written request. You may also obtain any materials we file with, or furnish to, the SEC on its website at *www.sec.gov.*

Retail Segment

Urban Outfitters. Urban Outfitters targets young adults aged 18 to 28 through a unique merchandise mix, compelling store environment, social media and third-party digital platforms, websites and mobile applications. We have established a reputation with these young adults, who are culturally sophisticated, self-expressive and actively engaged with their peer group. The product offering includes women's and men's fashion apparel, activewear, intimates, footwear, accessories, home goods, electronics and beauty. A large portion of our merchandise is exclusive to Urban Outfitters, consisting of an assortment of products designed internally or designed in collaboration with third-party brands. Stores average approximately 9,000 square feet of selling space. Urban Outfitters stores are located in street locations in large metropolitan areas and select university communities, specialty centers and enclosed malls that accommodate our customers' propensity not only to shop, but also to congregate with their peers.

As of January 31, 2024, we operated 262 Urban Outfitters stores, of which 179 were located in the United States, 17 were located in Canada and 66 were located in Europe, and sold merchandise through franchisee-owned stores in the Middle East. We plan to open approximately 6 Urban Outfitters stores and close approximately 12 Urban Outfitters stores primarily due to lease expiration, globally, in fiscal 2025. We plan for future store growth to come from expansion domestically and internationally, which may include opening stores in new and existing markets or entering into additional franchise or joint venture agreements. Urban Outfitters operates websites and mobile applications in North America and Europe that capture the spirit of the brand by offering a similar yet broader selection of merchandise as found in its stores and sells merchandise through franchisee-owned stores in the Middle East. We plan for future digital channel growth to come from expansion domestically and internationally. Urban Outfitters' North American Retail segment net sales accounted for approximately 17.7% of consolidated net sales for fiscal 2024. European Retail segment net sales accounted for approximately 8.2% of consolidated net sales for fiscal 2024.

Anthropologie. The Anthropologie brand tailors its merchandise and inviting store environment to sophisticated and contemporary women aged 28 to 45. The Anthropologie brand's unique and eclectic internally designed and third-party brand product assortment includes women's apparel, accessories, intimates, shoes, home furnishings, a diverse array of gifts and decorative items and beauty and wellness. The brand also has a wedding collection consisting of wedding, bridesmaid and party dresses, bridal accessories and decor. A catalog is offered in North America that markets select merchandise, most of which is also available in Anthropologie brand stores.

The Terrain brand is designed to appeal to women and men interested in a creative and sophisticated outdoor living and gardening experience. Terrain's product offering includes lifestyle home, garden and outdoor living products, antiques, live plants, flowers, wellness products and accessories.

As of January 31, 2024, we operated 237 Anthropologie stores, of which 209 were located in the United States, 9 were located in Canada and 19 were located in Europe, and sold merchandise through franchisee-owned stores in the Middle East. Stores average approximately 8,000 square feet of selling space. Our stores are located in specialty centers, upscale street locations and enclosed malls. We plan to open approximately 14 Anthropologie stores and close approximately 6 Anthropologie stores due to lease expiration, globally, in fiscal 2025. We plan for future store growth to come from expansion domestically and internationally, which may include opening stores in new and existing markets or entering into additional franchise or joint venture agreements. Anthropologie operates websites and mobile applications in North America and Europe that capture the spirit of its brands by offering a similar yet broader selection of merchandise as found in its stores, and offers a catalog in North America that markets select merchandise, most of which is also available in Anthropologie brand stores. We plan for future digital channel growth to come from expansion domestically and internationally. Anthropologie's North American Retail segment net sales accounted for approximately 41.7% of consolidated net sales for fiscal 2024. European Retail segment net sales accounted for approximately 1.6% of consolidated net sales for fiscal 2024.

Free People. The Free People brand focuses its product offering on private label merchandise targeted to young contemporary women aged 25 to 30 and provides a unique merchandise mix of casual women's apparel, intimates, activewear, shoes, accessories, home products, gifts and beauty and wellness. The FP Movement brand offers performance-ready activewear, beyond-the-gym staples and wellness essentials. Retail stores average approximately 2,000 square feet of selling space (including FP Movement retail stores which average approximately 1,000 square feet of selling space). Our stores are located in enclosed malls, upscale street locations and specialty centers.

As of January 31, 2024, we operated 198 Free People stores, of which 183 were located in the United States, 3 were located in Canada and 12 were located in Europe. Of the 198 Free People stores open as of January 31, 2024, 38 were FP Movement stores, all located in the United States. We plan to open approximately 38 new Free People stores (including 25 FP Movement stores) and close approximately 3 Free People stores due to lease expiration, globally, in fiscal 2025. We plan for future store growth to come from expansion domestically and internationally, which may include opening stores in new and existing markets or entering into franchise or joint venture agreements. Free People operates websites and mobile applications in North America and Europe that capture the spirit of its brands by offering a similar yet broader selection of merchandise as found in its stores, as well as substantially all of the Free People and FP Movement wholesale offerings. Free People also offers catalogs that market select merchandise, most of which is also available in our Free People stores. We plan for future digital channel growth to come from expansion domestically and internationally. Free People's North American Retail segment net sales accounted for approximately 20.1% for fiscal 2024. European Retail segment net sales accounted for less than 1.0% of consolidated net sales for fiscal 2024.

Menus & Venues. The Menus & Venues brand focuses on a dining and event experience that provides excellence in food, beverage and service. As of January 31, 2024, we operated 9 locations, all of which were located in the United States. We do not plan to open or close any locations in fiscal 2025. The Menus & Venues brand net sales accounted for less than 1.0% of consolidated net sales for fiscal 2024.

Wholesale Segment

The Wholesale segment includes the Free People, FP Movement and Urban Outfitters brands. The Wholesale segment was established in 1984 with the Free People brand to develop, in conjunction with Urban Outfitters, private label apparel lines of young women's casual wear that could be effectively sold in Urban Outfitters stores and later began selling to department and specialty stores worldwide. The Urban Outfitters wholesale division designs and sells the BDG and "iets frans" apparel collections to select department stores. We display our wholesale products in certain department stores using a shop-within-shop sales model. We believe that the shop-within-shop model allows for a more complete merchandising of our products, which allows us to differentiate ourselves from our competition and further strengthens each brand's image. The Wholesale segment's range of young women's contemporary casual apparel, intimates, FP Movement activewear and shoes under the Free People and FP Movement brands and the BDG and "iets frans" apparel collections under the Urban Outfitters brand are sold through department and specialty stores worldwide, including Nordstrom, Dillard's, Dick's Sporting Goods, digital businesses and our Retail segment. We monitor the styles and products that are popular with our wholesale customers to give us insight into current fashion trends, helping us to better serve our retail customers. Wholesale sales and showroom facilities are located in New York City, Los Angeles, London and Dallas. Our Wholesale segment net sales accounted for approximately 4.6% of consolidated net sales for fiscal 2024.

Nuuly Segment

Our Nuuly segment consists of the Nuuly brand, which includes Nuuly Rent and Nuuly Thrift. Nuuly Rent is a monthly women's apparel subscription rental service that launched in July 2019. For a monthly fee, Nuuly subscribers can rent product from a wide selection of the Company's own brands, third-party market brands and one-of-a-kind vintage pieces via a custom-built, digital platform. Subscribers select their products each month, wear them as often as they like and then swap into new products the following month. Subscribers are also able to purchase the rented product. Nuuly Thrift is a peer-to-peer resale marketplace which the Company plans to wind down operations for in fiscal 2025. Nuuly segment net sales accounted for approximately 4.6% of consolidated net sales for fiscal 2024.

Store Environment

We create a unified environment in our stores that establishes an emotional bond with the customer. Every element of the environment is tailored to the aesthetic preferences of our target customers. Through creative design, much of the existing retail space is modified to incorporate a mosaic of fixtures, finishes and revealed architectural details. In our stores, merchandise is integrated into a variety of creative vignettes and displays designed to offer our customers an entire look at a distinct lifestyle. This dynamic visual merchandising and display technique provides the connection among the store design, the merchandise and the customer. Essential components of the ambiance of each store may include playing music that appeals to our target customers, using unique signage and employing a staff that understands and identifies with the target customer.

Our Urban Outfitters, Anthropologie and Free People stores are primarily located in upscale street locations, free-standing locations, enclosed malls and specialty centers. We plan for our store environment and location strategy to remain consistent over the next several years.

Buying and Design Operations

Maintaining a constant flow of fresh and fashionable merchandise is critically important to our ongoing performance. We maintain our own buying groups that select and develop products to satisfy our target customers and provide us with the appropriate amount and timing of products offered. Our buyers stay in touch with the evolving tastes of their target customers by shopping at major trade markets, attending national and regional trade shows and staying current with mass media influences, including social media, music, video, film, magazines and pop culture.

Our buyers and designers play an important role in our ability to identify and deliver the latest fashion trends to our customers. The success of our brands relies upon our ability to attract, train and retain talented, highly motivated buying and design employees. In addition to management training programs for both newly hired and existing employees, we have a number of retention programs that offer qualitative and quantitative performance-based incentives.

Merchandise

Our Urban Outfitters brand offers a wide array of eclectic merchandise, including women's and men's fashion apparel, activewear, intimates, footwear, accessories, home products, electronics and beauty. Our Anthropologie brand product offerings include women's apparel, accessories, intimates, shoes, home furnishings, a diverse array of gifts and decorative items, beauty and wellness and a wedding collection consisting of wedding dresses, bridesmaid dresses, party dresses, bridal accessories and decor. Our Terrain brand product offerings include lifestyle home, garden and outdoor living products, antiques, live plants, flowers, wellness products and accessories. Our Free People brand offers a showcase for casual women's apparel, intimates, FP Movement activewear, shoes, accessories, home products, gifts and beauty and wellness. Our FP Movement brand offers performance-ready activewear, beyond-the-gym staples and wellness essentials. Our Nuuly brand allows subscribers to rent product from a wide selection of the Company's own brands, third-party market brands and one-of-a-kind vintage pieces. Our merchandise is continuously updated to appeal to our target customers' changing tastes and is supplied by a large number of domestic and foreign vendors, with new shipments of merchandise arriving at our stores and fulfillment centers almost daily.

The wide breadth of merchandise offered by our brands includes a combination of national third-party brands, private label product designed in collaboration with third-party brands and exclusive merchandise developed and designed internally by our brands. This combination allows us to offer fashionable merchandise and to differentiate our product mix from that of traditional department stores, as well as that of other specialty and digital retailers. Private label and exclusive merchandise generally yields higher gross profit margins than third-party branded merchandise, and helps to keep our product offerings current and unique.

The ever-changing mix of products available to our customers allows us to adapt our merchandise to prevailing fashion trends, and together with the inviting atmosphere and experience of our stores, social media and third-party digital platforms, websites and mobile applications encourages our core customers to visit our shopping channels frequently.

We select price points for our merchandise that are consistent with the spending patterns of our target customers. As such, our stores carry merchandise at a wide range of price points that may vary considerably within product categories.

Store Operations

We have organized our retail store operations by brand into geographic areas or districts that each have a district leader. District leaders are responsible for several stores and monitor and supervise individual store leaders. Each store leader is responsible for overseeing the daily operations of one of our stores. In addition to a store leader, the staff of a store can include a combination of some or all of the following positions: a visual merchandising manager, several department managers and full and part-time sales and visual staff.

An essential requirement for the success of our stores is our ability to attract, train and retain talented, highly motivated store leaders, visual merchandising managers and other key employees. In addition to management training programs for both newly hired and existing employees, we have a number of retention programs that offer qualitative and quantitative performance-based incentives to district-level leaders and store leaders.

Marketing and Promotion

We believe we have highly effective marketing tools in our websites, mobile applications, catalogs, email campaigns and social media and third-party digital platforms. We refresh this media as frequently as daily to reflect the most cutting edge trends in fashion and culture. We also believe that highly visible store locations, broad merchandise selection and creative and visual presentation within our stores, on our websites and on our mobile applications entice our customers to explore these channels and purchase merchandise. Consequently, we rely on these elements, as well as the brand recognition created by our direct marketing activities, to draw customers to our omni-channel operations. Marketing activities for each of our brand's retail stores may include special event promotions and a variety of public relations activities designed to create community awareness of our stores and products. We also are active in social media and third-party digital platforms. We believe that by starting a conversation and interacting directly with our customers, most notably via Instagram, Facebook, TikTok, Pinterest and Google and our own mobile applications, we are more effective at understanding and serving their fashion needs.

Customer Loyalty Programs

Loyalty programs offer customers access to member-only benefits and rewards, which promotes brand loyalty. The Urban Outfitters brand offers UO Rewards, a customer loyalty program designed to create authentic, lasting relationships with customers by rewarding devoted members with reward coupons, exclusive offers and unique experiences. Members can earn and accumulate points based on purchase activity and engaging with the brand through social media. Upon reaching the specified point threshold, members are issued a reward coupon which can be redeemed for both in-store and online purchases.

The Anthropologie brand offers AnthroPerks. AnthroPerks is a customer loyalty program that is designed to deliver benefits and experiences to help make our customers' shopping journey in-store and online easier and more inspirational. Members are given free shipping benefits, birthday discounts, receipt look up, exclusive offers, early access to special collections and invitations to "Anthro Events" experiences.

Suppliers

To serve our target customers and to recognize changes in fashion trends and seasonality, we purchase merchandise from numerous foreign and domestic vendors, the majority of which is settled in U.S. dollars. We also have arrangements with agents and third-party manufacturers to produce our private label and exclusive merchandise. To the extent that our vendors are located overseas or, in the case of third-party vendors, rely on overseas sources for a large portion of their merchandise, any event causing a disruption of imports, such as the imposition of increased security or regulatory requirements applicable to imported goods, war, public health concerns (including global pandemics such as COVID-19), acts of terrorism, natural disasters (including as a result of climate change), port security considerations or labor disputes, financial or political instability in any of the countries in which merchandise we purchase is manufactured, the effects of Brexit, changes to U.S. or foreign trade policies, including the enactment of tariffs, border adjustment taxes, or increases in duties or quotas, disruption in the supply of fabrics or raw materials, transportation capacity shortages and delays (including the impact of the conflict in the Middle East on shipments traveling through the region), increases in the cost of fuel or decreases in the value of the U.S. dollar relative to foreign currencies could adversely affect our business. During fiscal 2024, we purchased merchandise from approximately 5,000 vendors located throughout the world. No single vendor or manufacturer accounted for more than 10% of merchandise purchased during that time. We do not believe that the loss of any one vendor would have a material adverse effect on our business.

Company Operations

Distribution. We operate multiple distribution and fulfillment centers worldwide to support our Retail, Wholesale and Nuuly segments in the United States, Europe and Canada.

<u>Retail Segment</u>

Our Retail segment distribution and fulfillment centers receive and distribute our retail store merchandise and fulfill catalog, website and mobile application orders around the world. The primary Retail segment facilities that support our North America Retail segment operations are:

- 1,000,000 square foot omni-channel fulfillment center we own in Gap, Pennsylvania;

- 291,000 square foot distribution center we own in Gap, Pennsylvania;

- 956,000 square foot fulfillment center we own in Indiana, Pennsylvania;

- 880,000 square foot omni-channel fulfillment center we own in Kansas City, Kansas;

- 463,000 square foot fulfillment center we own in Reno, Nevada; and

- 214,500 square foot distribution center we lease in Reno, Nevada

To support North America Retail segment customer demand until the omni-channel fulfillment center in Kansas City, Kansas was operational, we leased a 401,000 square foot fulfillment center located in Kansas City, Missouri. The lease commenced in fiscal 2022 and expired in fiscal 2024.

Our European Retail segment operations are supported by a 400,000 square foot omni-channel fulfillment center we own in Peterborough, England. The facility became fully operational during fiscal 2022, at which point we exited our existing distribution and fulfillment centers in Rushden, England.

<u>Wholesale Segment</u>

Our Wholesale segment operations are predominantly supported by our omni-channel fulfillment center in Gap, Pennsylvania, with the remainder supported by our omni-channel fulfillment center in Peterborough, England.

<u>Nuuly Segment</u>

Nuuly Rent operations are primarily conducted from a 309,000 square foot fulfillment center we lease in Bristol, Pennsylvania. In fiscal 2024 we entered into a lease for a 604,000 square foot fulfillment center located in Raymore, Missouri, which commenced operations in the first quarter of fiscal 2025.

Information Systems. We recognize the need for high-quality information to manage merchandise planning, buying, inventory management and control functions and have therefore invested in a retail software package that meets our processing and reporting requirements. We utilize point-of-sale register systems connected by a secure data network to our home offices. Additionally, our stores have mobile point-of-sale devices that have virtually the same functionality as our cash registers. These systems provide for register efficiencies, timely customer checkout and instant back office access to register information, as well as daily updates of sales, inventory data and price changes. Our digital channel, which includes our websites, mobile applications and catalogs, maintains separate software systems that manage the merchandise and customer information for our customer contact centers and fulfillment functions. Our Wholesale segment uses a separate software system for customer service, order entry, production planning and inventory management. Nuuly Rent uses a custom-built digital platform that helps us manage merchandising functions, customer information and service, financial accounting and fulfillment of customer orders. We host digital and business applications across cloud infrastructure as well as have our own fully redundant data centers, located at our home offices in the Philadelphia Navy Yard and at our Reno fulfillment center. All systems are fully redundant and have full disaster recovery plans either within our cloud providers or our own data centers.

Competition

Our Retail and Wholesale segments compete with individual and chain fashion specialty brands as well as department stores, both in stores and online, in highly competitive domestic and international markets. Our Retail segment competes on the basis of, among other things, the location of our stores, website, mobile application and catalog presentation, website and mobile application design and functionality, the breadth, quality, style, price and availability of our merchandise and the level of customer service offered. Although we believe that the eclectic mix of products and the unique store and digital experiences offered by our Retail segment help differentiate us, it also means that our stores compete against a wide variety of smaller, independent specialty retailers, as well as department stores and national specialty chains. Some of our competitors have substantially greater name recognition as well as greater access to financial, marketing and other resources. Our Anthropologie and Free People stores also face competition from small boutiques that offer an individualized shopping experience similar to the one we strive to provide to our target customers. In addition, some of our third-party vendors offer products directly to consumers and certain of our competitors.

Along with certain Retail segment competitive factors noted above, other key factors for our digital channel include website and mobile application availability, the effectiveness of our customer lists and the speed and accuracy of our merchandise delivery. Additionally, our digital channel competes against numerous websites, mobile applications, catalogs and digital marketplaces, which may have a greater volume of circulation and web traffic or more effective marketing through online media and social networking sites.

Our Wholesale segment competes with numerous wholesale companies on the basis of quality, price, performance and fashion of our merchandise offerings. Many of our Wholesale segment competitors have a wider product distribution network. In addition, certain of our wholesale competitors have greater name recognition and greater financial, marketing and other resources than us.

Our Nuuly Rent business operates in an apparel subscription rental market in which our competitors offer varying types of subscription rental models and products that may have greater appeal to consumers.

Trademarks and Service Marks

We are the registered owner in the United States of certain service marks and trademarks, including, but not limited to "Urban Outfitters," "Anthropologie," "Free People," "Terrain," "BDG," "FP Movement," "Nuuly" and "URBN." Each mark is renewable indefinitely, contingent upon continued use at the time of renewal. In addition, we currently have pending registration applications with the U.S. Patent and Trademark Office covering certain other marks. We also own marks that have been registered in foreign countries, and have applications for marks pending in additional foreign countries. We regard our marks as important to our business due to their name recognition with our customers. We are not aware of any valid claims of infringement or challenges to our right to use any of our marks in the United States.

Environmental, Social & Governance (ESG)

Impact Report and Impact Scorecard

"Lead With Creativity... to Make an Impact" describes the Company's strategy to apply our creative thinking and entrepreneurial mindset to responsible business practices that benefit our employees, shareholders, customers and the planet. Our work in this area is organized into six ambitions across two pillars—respecting our planet and respecting our people. Each ambition has specific, actionable objectives.

Pillar I - Respect our Planet: The Company strives to operate in a responsible way, consciously choosing our materials and partners. The Company is establishing new and growing existing initiatives designed to support our business and maximize our positive impact on the planet.

- Invest in Circularity

- Reduce Waste

- Utilize Better Materials

- Increase Cleaner Energy

Pillar II - Respect our People: Our people are at the heart of what we do. We aim to cultivate a creative entrepreneurial spirit in every employee, empower everyone involved in our supply chain, and always put our customer first.

- Cultivate Community

- Improve Supply Chain Transparency

The Company maintains an Impact Committee, co-chaired by our Chief Sourcing and Chief Administrative Officers and reporting to our Board of Directors, to set sustainability policies and goals, provide oversight of those policies and track and report progress toward our goals.

Additional information relating to *Lead With Creativity... to Make an Impact* can be found in our 2021-2022 Impact Report, covering the period from October 1, 2021 through September 30, 2022, as well as our 2022-2023 Impact Scorecard covering the period from September 1, 2022 through August 30, 2023, which are available at our website at *www.urbn.com/impact*. The Company plans to provide an update on key metrics annually and release an Impact Report biannually. The content of our Impact Report and Impact Scorecards is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC. See Item 1A — "Risk Factors — Legal, Tax, Regulatory and Compliance Risks — 'Manufacturers and third-party vendors may not comply with our legal and social compliance program requirements, which may subject us to risks related to evolving environmental, social and governance regulations and activities that may adversely affect our business' and 'If we fail to meet our global environmental and sustainability goals or if such goals do not meet the expectations of our customers or shareholders, our reputation could be adversely affected, which could adversely affect our business, financial performance and growth'," for more information on our environmental, social and governance activities.

Human Capital

The Company is built on self-expression and individuality. We are passionate about celebrating everyone for who they are and the unique perspectives they bring to the table. The creativity, passion and hard work of our people is a key input into our success.

Employees. As of January 31, 2024, we employed approximately 28,000 people, approximately 39% of whom were full-time employees. The number of part-time employees fluctuates depending on seasonal needs. Of our total employees, approximately 1% work in the Wholesale segment, 6% work in the Nuuly segment and the remaining 93% work in our Retail segment. Except in certain international locations, our employees are not covered by a collective bargaining agreement. We believe that our relations with our employees are excellent.

Human Capital Oversight. The Board of Directors, as well as the Compensation and Leadership Development Committee (the "Compensation Committee"), oversee human capital management programs and efforts. The Compensation Committee has formal oversight over the Company's policies and strategies relating to its human capital management including policies, processes and strategies relating to employee recruitment, retention and development, workforce diversity and workplace and employment practices. The Compensation Committee regularly receives reports on talent, succession planning and diversity and inclusion. On a quarterly basis, the Compensation Committee receives a talent dashboard with key metrics including employee survey feedback and turnover information. The Compensation Committee engages periodically on compensation program design for employees at various levels.

Talent Acquisition, Development and Retention. The Company aims to be the leading destination for creative and entrepreneurial talent in the specialty fashion market. Hiring, retaining and developing talented employees is critically important to our operations and the future success of our business. Our talent strategy is focused on attracting the best employees, recognizing and rewarding their performance, and continually developing, engaging and retaining them. Through our unique culture, competitive compensation and benefits, development, training, coaching and mentorship programs and collaborative recruiting process, we believe we are positioned to attract top talent and drive high levels of performance, engagement and retention. We invest in our employees through accessible resources and structured training programs that offer all employees opportunities for development. We create, manage or offer a large collection of courses for employees that cover a range of subjects such as onboarding, diversity and inclusion fundamentals, tactical tools to support completion of job functions, support for compliance, well-being and a respectful workplace, skills and tools to lead with confidence, inspire and connect authentically and courses to build skills and knowledge to support sound judgment and strong decision-making.

Compensation, Benefits and Wellness. We aim to offer competitive compensation and category leading benefits to our employees. Varying by level, our compensation strategy is built around providing a mix of salary or hourly pay, cash based short-term incentives, and equity based long-term incentives to employees. In addition, we offer a comprehensive suite of health and retirement benefits, including medical, dental and prescription drug coverage, paid parental leave, medical travel, fertility and family building benefits, 401(k) and Non-qualified Deferred Compensation Plan ("NQDC") matching contributions, paid volunteer opportunities and a generous employee discount. Our home office in Philadelphia, Pennsylvania includes a state-of-the-art fitness center, walkable river paths, and spacious dog parks, fostering employee health, wellness, and engagement. Following our experience with remote work during the COVID-19 pandemic, depending on business needs, individual performance, and other factors, we permit employees to work under a "hybrid" mix of in-person and remote work, fully in-office or fully remote positions as necessary to meet business needs while providing employees flexibility to match their own preferences.

Inclusion and Belonging. We are committed to creating and maintaining an inclusive culture that values and respects diversity of all kinds. Women hold key leadership positions throughout the Company, including positions on our Board of Directors and executive team. Our diversity and inclusion commitments focus on building an inclusive community, finding and developing the best talent possible and supporting our local communities. The Company has a suite of Employee Resource Groups ("ERGs") that enable employees to network, find mentors and sponsors and share their ideas and passions with the executive team and the Company community at large. In addition to the ERGs, the executive team has implemented a listening strategy, which includes an all-company engagement survey, onboarding, exit and inclusion and belonging surveys, as well as opportunities for employees to speak directly with executives. We have offered bias training to our entire field and home office organization and fulfillment center management. We have integrated diversity and inclusion fundamentals training into the onboarding experience for all home office employees, as well as field and fulfillment center salaried new hires and have engaged with various organizations to support our talent acquisition and development efforts in this space.

Financial Information about Operations

We aggregate our operations into three reportable segments, the Retail segment, the Wholesale segment and the Nuuly segment. See Note 17, "Segment Reporting," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K for additional information.

Financial Information about Geographical Areas

See Note 17, "Segment Reporting," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K for information regarding net sales and long-lived assets from domestic and foreign operations.

Seasonality

Our business is subject to seasonal fluctuations in net sales and net income, with a more significant portion of net sales typically realized in the second half of each year predominantly due to the year-end holiday period. Historically, and consistent with the retail industry, this seasonality also impacts our working capital requirements, particularly with regard to inventory.

Item 1A. Risk Factors

Macroeconomic and Industry Risks

Our reportable segments are sensitive to economic conditions, inflation, market disruptions and other factors that affect consumer confidence and discretionary spending.

Consumer purchases and rentals of discretionary retail items and specialty retail products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A prolonged economic downturn could have a material adverse impact on our business, financial condition or results of operations.

Economic conditions, both on a global level and in particular markets, may have significant effects on consumer confidence and discretionary spending that would in turn, affect our business or the retail industry generally. Some of these economic conditions include inflation, wages and employment, consumer debt, reductions in net worth based on severe market declines, residential real estate and mortgage markets, taxation, grocery, fuel and energy prices, interest rates, volatility in credit markets, credit availability, political and economic crises and other macroeconomic factors. These factors may affect consumer purchases and rentals of our merchandise and adversely impact our results of operations and continued growth. The impacts of inflation could lead us to increase prices, and if customers respond negatively to such price increases, could adversely impact our sales, gross margin and operating income. The economic conditions may also affect department stores and specialty retail businesses and impact their ability to purchase merchandise from our Wholesale segment. It is difficult to predict near term and/or future economic, capital and credit market conditions and what impact they will have on our business.

In addition, there is a risk that consumer confidence may decline as a result of market disruptions caused by severe weather conditions, unseasonable weather, or natural disasters, including as a result of climate change, health hazards, actual or threatened health epidemics and pandemics (such as COVID-19), terrorist activities, political crises or other major events or the prospect of these events, which could negatively impact our financial position and results of operations. The recovery we receive under any insurance we maintain for these purposes may be delayed or may be insufficient to fully offset potential losses.

We rely heavily on our ability to identify changes in fashion.

Customer tastes and fashion trends are volatile and can change rapidly. Our success depends in part on our ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate product offerings. If we are unable to predict or respond to changing styles or trends successfully or if we misjudge the market for products or new product lines, our sales may be impacted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, slow-moving inventory, which could decrease our revenues or gross profit margins. Conversely, if we underestimate consumer demand for our merchandise, our manufacturers fail to supply quality products in a timely manner, or we experience transportation capacity constraints and delays, we may experience inventory shortages, which may negatively impact customer relationships, diminish brand loyalty and result in lost sales. In addition, we could be at a competitive disadvantage if we are unable to leverage data analytics to obtain timely customer insights to appropriately respond to customer demands.

Compared to our Retail and Nuuly segments, our Wholesale segment is more sensitive to changes in fashion trends because of longer lead times in the manufacturing and sale of its apparel. Our fashion decisions, if unsuccessfully forecasted, constitute a material risk and may have an adverse effect on our financial condition and results of operations.

Existing and increased competition in the specialty retail, wholesale apparel and apparel subscription rental industries may reduce our net revenues, profits and market share.

The specialty retail and wholesale apparel industries are each highly competitive. Our Retail segment competes on the basis of, among other things, the location of our stores, website, mobile application and catalog presentation, website and mobile application design, the breadth, quality, style, price and availability of our merchandise and the level of customer service offered. Our Anthropologie and Free People stores also face competition from small boutiques that offer an individualized shopping experience similar to the one we strive to provide to our target customers.

Additionally, the internet and other technologies facilitate competitive entry and comparison shopping in our Retail and Nuuly segments. Our digital channel competes against numerous websites, mobile applications and catalogs, which may have a greater volume of circulation and web traffic or more effective marketing through online media and social networking sites. We offer an omni-channel shopping experience for our customers and use social media and mobile applications as a way to interact with them to enhance their shopping experiences. Omni-channel retailing is constantly evolving, and we must keep pace with changing customer expectations and new developments by our competitors. There is no assurance that we will be able to continue to successfully maintain or expand our digital sales channels and respond to shifting consumer traffic patterns and digital buying trends. Our inability to adequately respond to these risks and uncertainties or successfully maintain and expand our digital business could have an adverse impact on our results of operations.

In addition, some of our third-party vendors offer products directly to consumers and certain of our competitors. Our Wholesale segment competes with numerous wholesale companies, many of whose products have a wider distribution, based on the quality, fashion and price of its product offerings. Our Nuuly Rent business operates in an apparel subscription rental market in which our competitors offer varying types of subscription rental models and products that may have greater appeal to consumers.

New competitors frequently enter, and existing competitors enter or increase their presence in, the markets in which we operate, expand their merchandise offerings, add new sales channels or change their pricing strategies, all of which affect the competitive landscape. In addition, many of our competitors have greater name recognition and greater financial, marketing and other resources than us.

We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Changing economic and retail environments may result in our competitors forcing a markdown or promotional sales environment, which could impair our ability to achieve our historical profit margins. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on effective marketing to drive high customer traffic.

We have many initiatives in our marketing programs particularly with regard to our websites, mobile applications and our social media presence. If our competitors increase their spending on marketing, if our marketing expenses increase, if our marketing becomes less effective than that of our competitors, or if we do not adequately leverage technology and data analytics capabilities needed to generate concise competitive insight, we could experience a material adverse effect on our results of operations. Among other factors, (1) a failure to sufficiently innovate or maintain effective marketing strategies and (2) a growing number of U.S. and foreign laws and regulations that make it more difficult or costly to digitally market, such as the European Union General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act of 2018 ("CCPA"), may adversely impact our ability to maintain brand relevance and drive increased sales.

We rely significantly on international sources of production.

We receive a substantial portion of our apparel and other merchandise from foreign sources, both purchased directly in foreign markets and indirectly through domestic vendors with foreign sources. The majority of these purchases are settled in U.S. dollars. To the extent that our vendors are located overseas or, in the case of third-party vendors, rely on overseas sources for a large portion of their products, the following risks may adversely impact our business:

- Any event causing a disruption of imports, including the imposition of increased security or regulatory requirements applicable to imported goods, war, public health concerns (including COVID-19), acts of terrorism, natural disasters and port security considerations or labor disputes;

- New initiatives may be proposed that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions that, if enacted, could increase the cost of products purchased from suppliers in such countries or restrict the importation of products from such countries;

- Changes to U.S. and foreign trade policies, including the enactment of tariffs, border adjustment taxes, changes resulting from Brexit or increases in duties or quotas applicable to the products we sell that could increase the cost and reduce the supply of products available to us;

- Impacts of the war between Russia and Ukraine, the related sanctions imposed by the United States, the European Union, United Kingdom and others, and the conflict in the Middle East which could result in delays in shipments through the region and additional transportation costs;

- Changes resulting from the United States-Mexico-Canada Agreement (USMCA);

- Significant labor issues, such as strikes or shortage of workers to manage inbound vessels at any of our ports in the United States or abroad, which could make it difficult or impossible for us to bring foreign-sourced products into the United States;

- Financial or political instability in any of the countries in which the products we purchase are manufactured, if the instability affects the production or export of merchandise from those countries;

- A significant disruption in the supply of the fabrics or raw materials used by our vendors in the manufacture of our products, as our vendors may not be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all;

- Fluctuation in the prices of raw materials, such as cotton and synthetic fabrics, as increases in such costs can increase the cost of merchandise and potentially lead to reduced consumer demand or reduced margins;

- The shortage of transportation capacity (such as the availability of inbound ocean containers and vessels, cargo space for inbound airplanes, and trucks to transport products from ports to our distribution facilities) can result in transportation cost premiums and also delay delivery of merchandise to our distribution facilities leading to an increase in markdowns both of which can adversely affect our gross profit;

- The cost of fuel is a significant component in transportation costs; therefore, increases in petroleum prices can adversely affect our gross profit;

- Increased regulation related to environmental costs, such as carbon taxes and emissions management systems, which could adversely affect our costs of doing business, including utility, transportation and logistics costs; and

- Decreases in the value of the U.S. dollar relative to foreign currencies could increase the cost of products we purchase from overseas vendors.

Our operating results fluctuate from period to period.

Our business experiences seasonal fluctuations in net sales and operating income, with a more significant portion of net sales typically realized in the second half of each year predominantly due to the year-end holiday period. Historically, and consistent with the retail industry, this seasonality also impacts our working capital requirements, particularly with regard to inventory. Any decrease in sales or gross profit during this period, or in the availability of working capital needed in the months preceding this period, could have a more material adverse effect on our business, financial condition and results of operations than in other periods. Seasonal fluctuations also affect our inventory levels, as we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday selling periods. If we are not successful in selling our inventory during this period, we may be forced to rely on markdowns or promotional sales to dispose of the excess inventory or we may not be able to sell the inventory at all, which could have a material adverse effect on our business, financial condition and results of operations.

War, terrorism, civil unrest, other violence, or public health crises, including pandemics such as COVID-19, may negatively impact availability of our merchandise, customer traffic to our stores or otherwise adversely impact our business.

In the event of war (including the conflict in the Middle East and the war between Russia and Ukraine), terrorism, civil unrest or other violence, our ability to obtain merchandise available for sale in our stores or on our websites may be negatively impacted. A substantial portion of our merchandise is imported from other countries, see "*We rely significantly on international sources of production.*" If commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution and fulfillment centers and stores, as well as fulfilling catalog, website and mobile application orders.

Our stores are located in public areas where large numbers of people typically gather. Terrorist attacks, threats of terrorist attacks, civil unrest, or health epidemics and pandemics (such as COVID-19) involving public areas could cause people not to visit areas where our stores are located. In addition, other types of violence in malls or in other public areas could lead to lower customer traffic in areas in which we operate stores. If any of these events were to occur, we may be required to suspend operations temporarily or for an extended period of time in some or all of our stores in the impacted areas, which could have a material adverse impact on our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could have a material adverse impact on our business.

Due to our international operations, we are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. In addition, certain of our subsidiaries transact in currencies other than their functional currency, including intercompany transactions, which results in foreign currency transaction gains or losses. As a result, our sales, gross profit and gross profit rate from international operations will be negatively impacted during periods of a strengthened U.S. dollar relative to the functional currencies of our foreign subsidiaries. Fluctuations in foreign currency exchange rates could adversely impact consumer spending, delay or prevent successful penetration into new markets or adversely affect the profitability of our international operations. Certain events, such as the uncertainty as to the on-going hostilities in Ukraine and the Middle East, the COVID-19 pandemic and uncertainty with respect to trade policies, tariffs and government regulations affecting trade between the U.S. and other countries, have increased global economic and political uncertainty in recent years and could result in volatility of foreign currency exchange rates as these events develop.

We hold a portion of our cash and cash equivalents that we use to meet our working capital and operating expense needs in deposit accounts, and our liquidity and operations could be adversely affected if a financial institution holding such funds fails.

We hold a portion of our cash and cash equivalents in deposit accounts at multiple financial institutions. The balance held in these accounts typically exceeds the Federal Deposit Insurance Corporation, or FDIC, standard deposit insurance limit of $250,000 per depositor and per institution. If a financial institution in which we hold such funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of our funds. Any such loss or lack of timely access to these funds could adversely impact our short-term liquidity and operations.

Strategic Risks

We may not be successful in expanding our business, executing our omni-channel strategy, opening new retail stores or extending our existing store leases.

The retail environment is rapidly evolving with customer shopping preferences continuing to shift to digital channels. We have made significant investments in capital spending and labor to develop our omni-channel strategy pursuant to which all available Company-owned Retail segment shopping channels are fully integrated, including stores, websites, mobile applications, catalogs and customer contact centers. As omni-channel retailing continues to grow and evolve, our customers increasingly interact with our brands through a variety of media, including smart phones and tablets, and expect seamless integration across all touchpoints. Our success depends on our ability to introduce innovative means of engaging our customers and our ability to respond to shifting consumer traffic patterns and digital buying trends. There is no assurance that we will be able to continue to successfully maintain or expand our digital sales channels and omni-channel initiatives, or that we will realize a return on our significant investments, and failure to adequately respond to these risks and uncertainties or to successfully maintain and expand our digital business may have an adverse impact on our results of operations.

Our growth strategy also depends on our ability to open and operate new retail stores on a profitable basis and to effectively extend our existing store leases. There can be no assurance that these stores will achieve long term success. Further, our operating complexity will increase as our store base grows, and we may face challenges in managing our future growth. Such growth will require that we continue to expand and improve our operating capabilities, and expand, train and manage our employee base. We may be unable to hire and train a sufficient number of qualified personnel or successfully manage our growth.

Our expansion prospects also depend on a number of other factors, many of which are beyond our control, including, among other things, competition, the availability of financing for capital expenditures and working capital requirements and the availability of suitable sites for new store locations on acceptable lease terms. There can be no assurance that we will be able to achieve our store expansion goals, nor is there any assurance that our newly opened stores will achieve revenue or profitability levels comparable to those of our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable revenue, profitability and cash flow levels, we may incur additional store asset impairment charges, significant costs associated with closing those stores or both, which could adversely affect our results of operations and financial condition.

We may not be successful expanding our business internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, economic, and public health risks.

Our current growth strategy includes plans to continue to open new stores, expand our digital marketing and grow our wholesale customer base and retail and digital presence internationally over the next several years. As we seek to expand internationally, we face competition from more established international competitors. In addition, international stores and digital operations have different operational characteristics, including employment and labor, transportation, logistics, real estate and legal requirements. Furthermore, consumer demand and behavior, as well as tastes and purchasing trends may differ internationally, and as a result, sales of our merchandise may not be successful, or the margins on those sales may not be in line with those we anticipate. Additionally, our ability to conduct business internationally may be adversely impacted by political, economic, and public health risks (such as the COVID-19 pandemic), as well as the global economy. Any challenges that we encounter as we expand internationally may divert financial, operational and managerial resources from our existing operations, which could adversely impact our financial condition and results of operations.

To the extent we expand internationally under franchise or joint venture arrangements, we may face counterparty and/or operational risk. In addition, we are increasingly exposed to foreign currency exchange rate risk with respect to our revenue, profits, assets and liabilities denominated in currencies other than the U.S. dollar. We currently do not utilize hedging instruments to mitigate these foreign currency risks. In the future, however, we may initiate strategies to hedge certain foreign currency risks that may not succeed in offsetting all of the negative impact of foreign currency exchange rate movements on our business and results of operations.

As we continue to expand our international operations, we are subject to certain U.S. laws, including the Foreign Corrupt Practices Act, as well as the laws of the foreign countries in which we operate, including the U.K. Bribery Act. We are required to ensure compliance with these laws. Violations of these laws could subject us to sanctions or other penalties that could negatively affect our reputation, business and operating results.

The United Kingdom withdrew as a member of the European Union, commonly referred to as "Brexit," effective January 31, 2020. In December 2020, the United Kingdom and the European Union entered into an agreement that defines their future relationship, including terms of trade, which resulted in new tariffs on foreign produced goods imported into the United Kingdom and required additional administrative effort to import and export goods, adding friction and cost to transportation. Brexit could also result in similar referenda or votes in other European countries in which we do business. The United Kingdom's withdrawal could adversely impact consumer and shareholder confidence, particularly in the United Kingdom, and the level of consumer purchases of discretionary items and retail products, including our products. Any of these effects, among others, could materially adversely affect our business, results of operations, and financial condition.

We may not be successful in introducing additional store concepts or brands.

We may, from time to time, seek to develop and introduce new concepts or brands in addition to our established brands. Our ability to succeed in the early stages of new concepts could require significant capital expenditures and management attention. Additionally, any new concept is subject to certain risks, including customer acceptance, competition, product differentiation, challenges relating to economies of scale in merchandise sourcing and the ability to attract and retain qualified personnel, including management and designers. There can be no assurance that we will be able to develop and grow these or any other new concepts to a point where they will become profitable, or generate positive cash flow. If we cannot successfully develop and grow these new concepts, our financial condition and results of operations may be adversely impacted.

We may develop new concepts through acquisitions, and we may not be successful in integrating those acquisitions.

Acquisitions involve numerous risks, including the diversion of our management's attention from other business concerns, the possibility that current operating and financial systems and controls may be inadequate to deal with our growth and the potential loss of key employees.

We also may encounter difficulties in integrating any businesses we may acquire with our existing operations. The success of these transactions depends on our ability to successfully merge corporate cultures, operations and financial systems; realize cost reduction synergies; and, as necessary, retain key personnel of acquired companies.

In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on any company that we may acquire, or have recently acquired. Also, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Any of our rights to indemnification from sellers to us, even if obtained, may not be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business and financial condition.

Operational Risks

We rely on information technology systems, and a material disruption or failure of such systems could adversely affect our business.

The efficient operation and successful growth of our business depends upon our information systems, including our ability to operate, maintain and develop them effectively. A failure of those systems could disrupt our business, subject us to liability, damage our reputation or otherwise impact our financial results.

Our operations, in particular our digital sales, are subject to numerous risks, including reliance on third-party computer hardware/software, rapid technological change (including the successful utilization of data analytics, artificial intelligence and machine learning), liability for online content, violations of state or federal laws, including those relating to online privacy, credit card fraud, risks related to the failure of the information technology systems that operate our websites, including computer viruses, telecommunications failures and electronic break-ins and similar disruptions. The potential issues associated with implementing technology initiatives and the time and resources required in seeking to optimize the benefits of new elements of our systems and infrastructure could reduce the efficiency of our operations in the short term.

We regularly evaluate our information technology systems and have implemented modifications and/or upgrades to the information technology systems that support our business. Modifications include replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality. There are inherent risks associated with replacing and modifying our information technology systems, including inaccurate system information and system disruptions, which we may not be able to alleviate through testing, training, staging implementation and in-sourcing certain processes, or by securing appropriate commercial contracts with third-party vendors supplying such replacement and redundancy technologies; however, we may not be effective in identifying and mitigating every risk to which we are exposed. Further, if our information systems or other technologies are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data and interruptions or delays in our operations in the interim. Although we have not experienced any interruptions or shutdowns of our systems for any material length of time for the reasons described above, such disruptions could lead to delays in our business operations and, if significant, affect our sales and profitability.

If we are unable to safeguard against security breaches with respect to our information technology systems, our business and our reputation may be adversely affected.

During the course of business, we obtain and transmit confidential customer, employee, vendor and Company information through our information technology systems. The protection of customer, employee, vendor and Company data is critical. Although we have implemented systems and procedures that are designed to protect customer, employee, vendor and Company information, prevent data loss and other security breaches, and otherwise identify, assess, and analyze cybersecurity risks, these measures may not be effective.

Development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures increase and become more sophisticated.

We face an evolving threat landscape in which cybercriminals, among others, employ an increasingly complex array of techniques designed to access personal data and other information, including, for example, the use of fraudulent or stolen access credentials, malware, ransomware, phishing, denial of service, supply chain and other types of attacks. Our and our suppliers' and service providers' information technology systems also may be damaged or disrupted, or personal or sensitive information compromised, from a number of other causes, including power outages, system failures, catastrophic events, or employee inadvertence.

While, to the best of our knowledge, we have not experienced any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a security breach or cyber attack that could materially increase financial risk to the Company or our customers, such a security breach or cyber attack could adversely affect our business and operations, including by damaging our reputation and our relationships with our customers, employees and shareholders, exposing us to litigation, fines, penalties or remediation costs and inhibiting our ability to accept debit and credit cards as forms of payment. Further, because many of our corporate and showroom employees are maintaining hybrid office and remote work schedules, our business may be more vulnerable to cybersecurity breach attempts due to offsite working by employees, increased use of public Wi-Fi and use of office equipment off premises. In addition, this period of uncertainty could result in an increase in phishing and other scams, fraud, money laundering, theft and other criminal activity.

Our efforts to protect customer, employee, vendor and Company information may also be adversely impacted by data security or privacy breaches that occur at our third-party vendors or unrelated third parties whose information technology systems we use directly or indirectly. While we believe we are diligent in selecting vendors, systems and procedures to enable us to maintain the integrity of our systems, we recognize that there are inherent risks and we cannot assure that any future interruptions, shutdowns or unauthorized breaches or disclosures will not occur.

The regulatory environment surrounding information security and privacy is demanding, with the frequent imposition of new and changing requirements, such as the GDPR and CCPA. With a heightened degree of public awareness and scrutiny regarding information security and privacy, customers have a high expectation that companies will adequately protect their personal information from cyber attack or other security breaches. See Item 1C: Cybersecurity for further discussion.

We depend on key personnel and may not be able to retain or replace these employees or recruit additional qualified personnel, which could adversely impact our business.

We believe that we have benefited substantially from the leadership and experience of our senior executives, including our co-founder, Chairman of the Board and Chief Executive Officer, Richard A. Hayne. The loss of the services of any of our senior executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. In addition, if our senior executives do not fully integrate within the structure of our management team and core business, we may be adversely affected. We do not have an employment agreement with our Chief Executive Officer or most other key personnel. In addition, as our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for personnel in the retail industry. Our inability to meet our staffing requirements in the future could impair our ability to increase revenue and could otherwise harm our business.

Increases in labor costs, including wages, and labor shortages could adversely impact our operational results, financial condition and results of operations.

Our retail store and distribution and fulfillment center operations are subject to laws governing such matters as minimum wages, working conditions and overtime pay. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our operating results, financial condition and results of operations. In addition, we operate in a competitive labor market, in which wage actions by other retailers and companies may require us to increase salary and wage rates, bonuses and other incentives in order to attract and retain talented employees across all of our retail store, distribution and fulfillment center, showroom and home office operations. Labor shortages and increased employee turnover could also increase our labor costs. This in turn could lead us to increase prices, and if customers respond negatively to such price increases, could adversely impact our sales, gross margin and operating income. We are also subject to risks related to other store and distribution and fulfillment center expenses and operational costs. Conversely, if competitive pressures or other factors prevent us from offsetting increased labor costs by increases in our prices to customers, our profitability may decline.

Damage or disruption to our distribution or fulfillment centers could have material adverse effects on our operations.

We operate multiple distribution and fulfillment centers worldwide to support our Retail, Wholesale and Nuuly segments. See Item 1: Business—Company Operations—*Distribution* for more information on our distribution and fulfillment centers. Damage to, or disruption of the operations at, any of these centers due to work stoppages, system failures, accidents, economic conditions, severe weather or natural disasters, including as a result of climate change, demographic and population changes, health epidemics and pandemics (such as COVID-19), as well as other unforeseen events and circumstances could have a material adverse effect on our financial condition, results of operations or cash flows. Our distribution and fulfillment centers utilize computer-controller and automated equipment, which means the operations are complicated and may be subject to a number of risks related to security or computer viruses or malware, the proper operation of software and hardware, power interruptions or other system failures. In addition, if any of our distribution or fulfillment centers were to close unexpectedly or operate significantly below historical efficiency levels for an extended period of time, the other centers may not be able to support the resulting additional volume demands. As a result, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores and customers during the time it takes for us to re-open or replace the center.

Legal, Tax, Regulatory and Compliance Risks

We may be unable to protect our trademarks and other intellectual property rights.

We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks on a worldwide basis. We are not aware of any valid claims of infringement or challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and intellectual property of others. Also, others may assert rights in, or ownership of, our trademarks and other intellectual property, and we may not be able to successfully resolve these types of conflicts to our satisfaction.

In addition, we face additional risks as we continue to expand our business outside the United States. Effective trademark and service mark protection may not be available in every country in which we sell our products, or the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. This could increase the risk that our intellectual property is misappropriated. We may also encounter jurisdictions in which one or more third parties have a pre-existing trademark registration. This may prevent us from registering our own marks in those jurisdiction, and could adversely affect our ability to effectively operate our business or market certain products.

Manufacturers and third-party vendors may not comply with our legal and social compliance program requirements, which may subject us to risks related to evolving environmental, social and governance regulations and activities that may adversely affect our business.

We have a manufacturer compliance program that is monitored on a regular basis by our buying offices. Our production facilities are either certified as in compliance with our program, or areas of improvement are identified and corrective follow-up action is taken. All manufacturers are required to follow applicable national labor laws, as well as international compliance standards regarding workplace safety, such as standards that require clean and safe working environments, clearly marked exits and paid overtime. We believe in protecting the safety and working rights of the people who manufacture the products we sell, while recognizing and respecting cultural and legal differences found throughout the world. We require our third-party vendors to register through an online website and agree that they and their suppliers will abide by certain standards and conditions of employment. If our third-party vendors fail to comply with our social compliance program, our reputation may be adversely affected.

Various governing bodies and regulators are increasingly focused on Environmental, Social and Governance ("ESG") matters and related disclosures. These developments have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting ESG-related requirements and expectations. For example, developing and acting on ESG-related initiatives, including design, sourcing and operations decisions, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time-consuming and is subject to evolving reporting standards, including "The Enhancement and Standardization of Climate-Related Disclosures for Investors" issued by the SEC on March 6, 2024, the Corporate Sustainability Reporting Directive ("CSRD") issued by the European Commission on December 22, 2023, and Senate Bill (SB) 253 "Climate Corporate Data Accountability Act" and SB 261 "Greenhouse gases; climate-related financial risk" issued by the State of California on October 7, 2023.

If we fail to meet our global environmental and sustainability goals or if such goals do not meet the expectations of our customers or shareholders, our reputation could be adversely affected, which could adversely affect our business, financial performance and growth.

We maintain an Impact Committee, co-chaired by our Chief Sourcing Officer and Chief Administrative Officer and reporting to our Board of Directors, to set sustainability policies and goals, provide oversight of those policies, and track and report progress toward our goals. The Impact Committee also maintains functional working groups, which focus on three areas: Environmental & Social, Data Privacy & Security, and Governance. The working groups are comprised of operational management representatives and are responsible for recommending policies and goals to the Impact Committee, implementing policies established by the Impact Committee, and tracking and reporting to the Impact Committee on progress towards goals falling within the working groups' ambit. These policies and goals and their status are published in the Company's Impact Report. There can be no assurances that our ESG policies, goals or actions will be perceived as adequate. Any failure or perceived failure to achieve our goals or demonstrate progress towards the environmental, social and governance ideals of our customers and shareholders could harm our reputation and value of our brands, which could adversely affect our business, financial performance and growth.

We may also communicate certain ESG-related initiatives and goals in our SEC filings or in other public disclosures, such as the Company's Impact Report. These ESG-related initiatives and goals could be difficult and expensive to implement, the technologies needed to implement them may not be cost-effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives and goals, and progress against these goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals, by our customers and shareholders. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG-related goals on a timely basis, or at all, it could harm our reputation and the value of our brands, which could adversely affect our business, financial performance, growth and stock price.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, impairment of goodwill and intangible assets, inventory, income taxes and litigation, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change or increase volatility of our reported or expected financial performance or financial condition. See Note 2, "Summary of Significant Accounting Policies," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K for a description of recent accounting pronouncements.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.

A number of factors influence our effective income tax rate, including changes in tax law, tax treaties, interpretation of existing laws, changes in generally accepted accounting principles and related accounting pronouncements, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our net income. In addition, our operations outside of the United States may cause greater volatility in our effective tax rate.

The Organization for Economic Cooperation and Development ("OECD") published a proposal for the establishment of a global minimum tax rate of 15% ("Pillar Two"). While it is uncertain whether the U.S. will enact legislation to adopt the minimum tax directive, several countries in which we operate have enacted tax legislation with proposals from the Pillar Two framework with an effective date beginning in fiscal 2025 and certain remaining impacts to be effective beginning in fiscal 2026. We have performed an initial assessment of the potential impact to income taxes as a result of Pillar Two based on the most recent tax filings, country-by-country reporting, and financial statements of affected subsidiaries. We continue to evaluate the impacts of enacted legislation and pending legislation to enact Pillar Two in the non-US tax jurisdictions in which we operate. Although we are unable to predict when and how additional changes will be enacted into law in countries in which we operate, it is possible that its implementation, including the global minimum corporate tax rate, may have an adverse impact on our effective tax rates.

We are subject to numerous regulations and legal matters that could adversely affect our business.

We are subject to customs, child labor, tax, employment, privacy, truth-in-advertising, e-commerce and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and distribution and fulfillment centers. Additional legal and regulatory requirements (such as the "conflict minerals" provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010), and the fact that foreign laws occasionally conflict with domestic laws, have increased the complexity of the regulatory environment and the cost of compliance. If these laws change without our knowledge, or are violated by importers, designers, manufacturers or distributors, we could experience delays in shipments and receipt of products or be subject to fines or other penalties under the controlling regulations, any of which could adversely affect our business. In addition, various governmental authorities in jurisdictions in which we do business regulate the quality and safety of the merchandise we sell. If we or our vendors are unable to comply with regulatory requirements on a timely basis or at all, or to adequately monitor new regulations that may apply to us, significant fines or penalties could be incurred or we could have to curtail some aspects of our sales or operations, which could have a material adverse effect on our financial results.

Moreover, legal actions may be filed against us from time to time, including class actions. These actions may assert commercial, tort, intellectual property, customer, employment, data privacy, securities or other claims. We may also be impacted by litigation trends, including class action lawsuits involving former employees, consumers and shareholders, which could have a material adverse effect on our reputation, the market price of our common shares, or our results of operations, financial condition and cash flows.

Item 1B. Unresolved Staff Comments

We have no outstanding comments with the staff of the SEC.

Item 1C. Cybersecurity

Risk Management and Strategy

We are committed to safeguarding the personal information of our customers and potential customers as well as our own sensitive data and information. The full Board of Directors (the "Board") is responsible for the Company's general risk oversight, including cybersecurity and data privacy risks. Members of the Company's senior management also have day-to-day responsibility for risk management and establishing risk management practices. The Board oversees senior management in their risk management capacities, regularly reviewing and analyzing the Company's risk levels and reviewing and analyzing inventory risk each quarter as part of their review of quarterly financial statements. Members of the Company's senior management have an open line of communication to the Board and have the discretion to raise issues from time-to-time in any manner they deem appropriate.

The Audit Committee supports the Board by considering and reviewing the adequacy of the Company's internal controls with management and the Company's internal audit department, including the processes for identifying significant cybersecurity/data privacy risks or exposures, and elicits recommendations for the improvements to such procedures where desirable. The Audit Committee periodically reviews the Company's data security and privacy policies, procedures and risks. Members of management are expected to report matters to the Audit Committee or to the Board as a whole, as appropriate. Management's reporting on issues relating to risk management typically occurs through direct communication with directors or committee members as matters requiring attention arise.

We maintain a Data Privacy & Security working group that is responsible for setting data security and privacy policies, overseeing those policies, and tracking and reporting on data security and privacy performance. The working group is comprised of our Chief Information Security Officer, Global Data Privacy Officer, Chief Administrative Officer, and General Counsel. The working group reports to the Audit Committee at least annually. In addition, the Company has an Impact Committee that maintains functional working groups that focus on a number of issues, including Data Privacy & Security. The Impact Committee reports to the Board at least annually. The Company's Global Data Privacy Officer also reports to the Audit Committee at least quarterly and provides the Audit Committee with updates regarding the Company's data privacy environment. We also have a Chief Information Security Officer who reports to the Audit Committee at least annually regarding the Company's data security environment.

Our Chief Information Security Officer is certified as a Certified Information Systems Security Professional (CISSP) and has significant experience in monitoring, implementation and management within the disciplines of information and personal data security, disaster recovery, and asset management. He has over 10 years of service in U.S. Army Cyber Operations and within U.S. Army Cyber Command. Our Global Data Privacy Officer has served as our head of Internal Audit for nearly 10 years and has received privacy-related certifications from the International Association of Privacy Professionals (IAPP) including Certified Information Privacy Manager (CIPM) and Certified Information Privacy Professional / Europe (CIPP/e).

We perform an annual training exercise for all employees and hold several cybersecurity awareness campaigns throughout the year. Where deemed appropriate, we engage independent security professionals to evaluate the Company's security environment. For example, we comply with Payment Card Industry Standards and are audited annually by a third party to confirm compliance with those Standards. In addition, the Company employs third party penetration testers to identify potential security weaknesses for evaluation and remediation. We also partner with government organizations and industry associations to share intelligence and quickly respond to emergent threats.

In order to identify, assess, protect, detect, respond to and recover from cybersecurity threats, we seek to employ multiple industry best practices, processes and controls to minimize the personal information in our possession, including pseudonymization, anonymization, tokenization and encryption. In addition, the Company maintains technical and organizational measures to ensure that personal information is accessible only by authorized personnel. In the event of a data breach, the Company is committed to notifying impacted customers and/or appropriate government entities in accordance with applicable law without unreasonable delay and in all events within the time period specified by applicable law.

The Company plans to use reasonable, cost effective, and secure methods for notifications in the event of a data breach. While we have experienced and may continue to experience certain cybersecurity incidents, we do not believe any such incidents incurred to date have materially affected our Company, results of operations, or financial condition. Additional information about cybersecurity risks we face is discussed in Item 1A — "Risk Factors — Operational Risks — 'If we are unable to safeguard against security breaches with respect to our information technology systems, our business and our reputation may be adversely affected'," which should be read in conjunction with the information above.

Item 2. Properties

Home Offices. Since 2006, our North American home office has been located in several buildings on one campus in the historic core of the Philadelphia, Pennsylvania Navy Yard. The consolidated offices at the Navy Yard campus allow for an efficient operation of our Philadelphia-based offices and will help to support our growth needs for the foreseeable future. Our North American home offices are approximately 575,000 square feet, and we own or have options to purchase adjacent buildings that would allow for additional expansion if necessary.

Our European home office occupies approximately 70,000 square feet at the former Truman Brewery Site in London, England. The office houses all of our brand and shared leadership teams as well as a wholesale showroom and photo studio. The term of this lease is set to expire in July 2029, and we have the option to renew for up to an additional 10 years.

Distribution. We operate multiple distribution and fulfillment centers worldwide to support our Retail, Wholesale and Nuuly segments in the United States, Europe and Canada.

Retail Segment

Our Retail segment distribution and fulfillment centers receive and distribute our retail store merchandise and fulfill catalog, website and mobile application orders around the world. The primarily Retail segment facilities that support our North America Retail segment operations are:

- 1,000,000 square foot omni-channel fulfillment center we own in Gap, Pennsylvania;

- 291,000 square foot distribution center we own in Gap, Pennsylvania;

- 956,000 square foot fulfillment center we own in Indiana, Pennsylvania;

- 880,000 square foot omni-channel fulfillment center we own in Kansas City, Kansas;

- 463,000 square foot fulfillment center we own in Reno, Nevada; and

- 214,500 square foot distribution center we lease in Reno, Nevada, which is set to expire in June 2027, and we have the option to renew for up to an additional twenty years.

To support North America Retail segment customer demand until the omni-channel fulfillment center in Kansas City, Kansas was operational, we leased a 401,000 square foot fulfillment center located in Kansas City, Missouri. The lease commenced in fiscal 2022 and expired in fiscal 2024.

Our European Retail segment operations are supported by a 400,000 square foot omni-channel fulfillment center we own in Peterborough, England. The facility became fully operational during fiscal 2022, at which point we exited our existing distribution and fulfillment centers in Rushden, England.

Wholesale Segment

Our Wholesale segment operations are predominantly supported by our omni-channel fulfillment center in Gap, Pennsylvania, with the remainder supported by our omni-channel fulfillment center in Peterborough, England.

Nuuly Segment

Nuuly Rent operations are primarily conducted from a 309,000 square foot fulfillment center we lease in Bristol, Pennsylvania, which is set to expire in July 2034 with options to renew for up to an additional ten years. In fiscal 2024 we entered into a lease for a 604,000 square foot fulfillment center located in Raymore, Missouri, which commenced operations in the first quarter of fiscal 2025. The lease is set to expire in fiscal 2039 and includes options to renew for up to an additional ten years.

Improvements in recent years, as described in Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources, were necessary to adequately support our growth. We believe that our centers are well maintained and in good operating condition.

Retail Locations. All of our retail locations are leased, well maintained and in good operating condition. Our retail locations generally have initial lease terms of five to fifteen years with renewal options for an additional five to ten years. Total estimated selling square feet for locations open, under lease as of January 31, 2024, by Urban Outfitters, Anthropologie and Free People was approximately 2,263,000, 1,810,000, and 411,000, respectively. The average store selling square feet is approximately 9,000 for Urban Outfitters, 8,000 for Anthropologie and 2,000 for Free People (including 1,000 for FP Movement). Selling square feet can sometimes change due to factors such as floor moves, use of staircases and cash register configuration.

The following table shows the location of each of our existing retail locations, as of January 31, 2024:

	Urban Outfitters	Anthropologie	Free People	Menus & Venues	Total
United States	179	209	183	9	580
Canada	17	9	3	—	29
Europe	66	19	12	—	97
Total Company-Owned Stores	262	237	198	9	706
Franchisee-Owned Stores [1]	7	2	—	—	9
Total URBN	269	239	198	9	715

(1) Located in the Middle East.

Wholesale Showrooms. In addition to the stores listed above, the Wholesale segment operates sales and showroom facilities in Dallas, Los Angeles, London and New York City that are leased through 2024, 2026, 2029, and 2033, respectively.

Item 3. Legal Proceedings

We are party to various legal proceedings arising from normal business activities. Management believes that the ultimate resolution of these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are traded on the NASDAQ Global Select Market under the symbol "URBN."

Holders of Record

On March 25, 2024, there were 79 holders of record of our common shares.

Dividend Policy

Our current credit facility includes certain limitations on the payment of cash dividends on our common shares. We have not paid any cash dividends since our initial public offering and do not anticipate paying any cash dividends on our common shares in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

All of the Company's equity compensation plans have been approved by its shareholders. See Note 11, "Share-Based Compensation," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K for details of the Company's equity compensation plans and outstanding awards.

Stock Performance

The following graph and table compares the cumulative total shareholder return on our common shares with the cumulative total return on the Standard and Poor's 500 Composite Stock Index and the Standard and Poor's 500 Apparel Retail Index for the period beginning January 31, 2019 and ending January 31, 2024, assuming the reinvestment of any dividends and assuming an initial investment of $100 in each. The comparisons in this table are required by the SEC and are not intended to forecast or be indicative of possible future performance of the common shares or the referenced indices.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
January 2024
220.00
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Jan-19
Jan-20
Jan-21
Jan-22
Jan-23
Jan-24
Urban Outfitters, Inc.
S&P 500 Index - Total Return
Apparel Retail Index

Company/Market/Peer Group	Base Period Jan-19	INDEXED RETURNS Years Ended Jan-20	Jan-21	Jan-22	Jan-23	Jan-24
Urban Outfitters, Inc.	**$ 100.00**	$ 79.26	$ 84.92	$ 88.92	$ 84.80	$ 117.65
S&P 500	**$ 100.00**	$ 121.68	$ 142.67	$ 175.90	$ 161.44	$ 195.05
S&P 500 Apparel Retail	**$ 100.00**	$ 108.07	$ 118.43	$ 127.28	$ 140.37	$ 170.28

Item 6. Selected Financial Data

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We operate under three reportable segments – Retail, Wholesale and Nuuly. Our Retail segment includes our Anthropologie, Free People, FP Movement and Urban Outfitters brands. Our Retail segment consumer products and services are sold directly to our customers through our retail locations, websites, mobile applications, social media and third-party digital platforms, catalogs, customer contact centers and franchisee-owned stores. Our Wholesale segment includes our Free People, FP Movement and Urban Outfitters brands that sell through department and specialty stores worldwide, digital businesses and our Retail segment. Our Wholesale segment primarily designs, develops and markets apparel, intimates, activewear and shoes. Our Nuuly segment includes the Nuuly brand, which offers customers a more sustainable way to explore fashion through a monthly women's apparel subscription rental service.

Our fiscal year ends on January 31. All references to our fiscal years refer to the fiscal years ended on January 31 in those years. For example, our fiscal year 2024 ended on January 31, 2024, our fiscal year 2023 ended on January 31, 2023, and our fiscal year 2022 ended on January 31, 2022.

As used in this document, unless otherwise defined, "Anthropologie" refers to our Anthropologie and Terrain brands and "Free People" refers to our Free People and FP Movement brands.

Retail Segment

Our Retail segment omni-channel strategy enhances our customers' brand experience by providing a seamless approach to the customer shopping experience. All available Company-owned Retail segment shopping channels are fully integrated, including retail locations, websites, mobile applications, catalogs and customer contact centers. Our investments in areas such as marketing campaigns and technology advancements are designed to generate demand for the Retail segment omni-channel and not the separate store or digital channels. We manage and analyze our performance based on a single Retail segment omni-channel rather than separate channels and believe that the Retail segment omni-channel results present the most meaningful and appropriate measure of our performance.

Our comparable Retail segment net sales data is equal to the sum of our comparable store and comparable digital channel net sales. A store is considered to be comparable if it has been open at least 12 full months, unless it was materially expanded or remodeled within that year or was not otherwise operating at its full capacity within that year due to store specific closures from events such as damage from fire, flood and natural weather events. The Company did not remove stores that were closed or operating for an extended period of time at a reduced capacity due to the COVID-19 pandemic from the comparable stores net sales calculations. A digital channel is considered to be comparable if it has been operational for at least 12 full months. Sales from stores and digital channels that do not fall within the definition of comparable store or channel are considered to be non-comparable. Franchise net sales and the effects of foreign currency translation are also considered non-comparable.

We monitor Retail segment metrics including customer traffic, conversion rates, average units per transaction at our stores and on our websites and mobile applications. We also monitor average unit selling price and transactions at our stores and average order value on our websites and mobile applications. We believe that changes in any of these metrics may be caused by a response to our brands' fashion offerings, our marketing campaigns, circulation of our catalogs and an overall growth in brand recognition.

Urban Outfitters targets young adults aged 18 to 28 through a unique merchandise mix, compelling store environment, social media and third-party digital platforms, websites and mobile applications and a product offering that includes women's and men's fashion apparel, activewear, intimates, footwear, accessories, home goods, electronics and beauty. A large portion of our merchandise is exclusive to Urban Outfitters, consisting of an assortment of products designed internally or designed in collaboration with third-party brands. Urban Outfitters stores are in street locations in large metropolitan areas and select university communities, specialty centers and enclosed malls that accommodate our customers' propensity not only to shop, but also to congregate with their peers. Urban Outfitters operates websites and mobile applications in North America and Europe that capture the spirit of the brand by offering a similar yet broader selection of merchandise as found in its stores and sells merchandise through franchisee-owned stores in the Middle East. Urban Outfitters' North American Retail segment net sales accounted for approximately 17.7% of consolidated net sales for fiscal 2024, compared to 23.0% for fiscal 2023. European Retail segment net sales accounted for approximately 8.2% of consolidated net sales for fiscal 2024, compared to approximately 8.9% for fiscal 2023.

The Anthropologie brand tailors its merchandise to sophisticated and contemporary women aged 28 to 45. The internally designed and third-party branded product assortment includes women's apparel, accessories, intimates, shoes, home furnishings, a diverse array of gifts and decorative items and beauty and wellness. The brand also has a wedding collection consisting of wedding, bridesmaid and party dresses, bridal accessories and decor. The Terrain brand is designed to appeal to women and men interested in a creative and sophisticated outdoor living and gardening experience. Merchandise includes lifestyle home, garden and outdoor living products, antiques, live plants, flowers, wellness products and accessories. Anthropologie stores are located in specialty centers, upscale street locations and enclosed malls. Anthropologie operates websites and mobile applications in North America and Europe that capture the spirit of its brands by offering a similar yet broader selection of merchandise as found in its stores, offers a catalog in North America that markets select merchandise, most of which is also available in Anthropologie brand stores and sells merchandise through franchisee-owned stores in the Middle East. Anthropologie's North American Retail segment net sales accounted for approximately 41.7% of consolidated net sales for fiscal 2024, compared to 39.6% for fiscal 2023. European Retail segment net sales accounted for approximately 1.6% of consolidated net sales for fiscal 2024, compared to approximately 1.8% for fiscal 2023.

The Free People brand focuses its product offering on private label merchandise targeted to young contemporary women aged 25 to 30 and provides a unique merchandise mix of casual women's apparel, intimates, activewear, shoes, accessories, home products, gifts and beauty and wellness. The FP Movement brand offers performance-ready activewear, beyond-the-gym staples and wellness essentials. Free People stores are located in enclosed malls, upscale street locations and specialty centers. Free People operates websites and mobile applications in North America and Europe that capture the spirit of its brands by offering a similar yet broader selection of merchandise as found in its stores, as well as substantially all of the Free People and FP Movement wholesale offerings. Free People also offers catalogs that market select merchandise, most of which is also available in our Free People stores. Free People's North American Retail segment net sales accounted for approximately 20.1% of consolidated net sales for fiscal 2024, compared to approximately 17.5% for fiscal 2023. European Retail segment net sales accounted for less than 1.0% of consolidated net sales for fiscal 2024 and fiscal 2023.

Net sales from the Retail segment accounted for approximately 90.8%, 92.1% and 93.4% of total consolidated net sales for fiscal 2024, 2023 and 2022, respectively.

Store data for fiscal 2024 was as follows:

	January 31, 2023	Stores Opened	Stores Closed	January 31, 2024
Urban Outfitters				
United States	183	1	(5)	179
Canada	18	1	(2)	17
Europe	62	5	(1)	66
Urban Outfitters Global Total	**263**	**7**	**(8)**	**262**
Anthropologie				
United States	207	7	(5)	209
Canada	10	—	(1)	9
Europe	21	—	(2)	19
Anthropologie Global Total	**238**	**7**	**(8)**	**237**
Free People				
United States [1]	174	10	(1)	183
Canada	3	—	—	3
Europe	11	1	—	12
Free People Global Total	**188**	**11**	**(1)**	**198**
Menus & Venues [2]				
United States	11	1	(3)	9
Menus & Venues Total	**11**	**1**	**(3)**	**9**
Total Company-Owned Stores	**700**	**26**	**(20)**	**706**
Franchisee-Owned Stores [3]	8	1	—	9
Total URBN	**708**	**27**	**(20)**	**715**

(1) Seven FP Movement stores were opened during the year ended January 31, 2024. Thirty-eight FP Movement stores were open as of January 31, 2024.
(2) Menus & Venues includes various casual restaurants and event venues.
(3) Franchisee-owned stores are located in the Middle East.

Selling square footage by brand as of January 31, 2024 and January 31, 2023 was as follows:

	January 31, 2024	January 31, 2023	Change
Selling square footage (in thousands):			
Urban Outfitters	2,263	2,272	(0.4)%
Anthropologie	1,810	1,812	(0.1)%
Free People [(1)]	411	392	4.8%
Total URBN [(2)]	**4,484**	**4,476**	**0.2%**

(1) Selling square footage for FP Movement was 48 and 40 as of January 31, 2024 and 2023, respectively.
(2) Menus & Venues restaurants and franchisee-owned stores are not included in selling square footage.

We plan for future store growth for our brands to come from expansion domestically and internationally, which may include opening stores in new and existing markets or entering into additional franchise or joint venture agreements. We plan for future digital channel growth to come from expansion domestically and internationally.

Projected openings and closings for fiscal 2025 are as follows:

	January 31, 2024	Projected Openings	Projected Closings	January 31, 2025
Urban Outfitters	262	6	(12)	256
Anthropologie	237	14	(6)	245
Free People [(1)]	198	38	(3)	233
Menus & Venues	9	—	—	9
Total Company-Owned Stores	**706**	**58**	**(21)**	**743**
Franchisee-Owned Stores	9	—	—	9
Total URBN	**715**	**58**	**(21)**	**752**

(1) Includes 25 FP Movement projected store openings.

Wholesale Segment

Our Wholesale segment includes the Free People, FP Movement and Urban Outfitters brands that sell through department and specialty stores worldwide, third-party digital businesses and our Retail segment. The Wholesale segment primarily designs, develops and markets young women's contemporary casual apparel, intimates, FP Movement activewear and shoes under the Free People and FP Movement brands and the BDG and "iets frans" apparel collections under the Urban Outfitters brand. Net sales from the Wholesale segment accounted for approximately 4.6%, 5.2% and 5.5% of total consolidated net sales for fiscal 2024, 2023 and 2022, respectively.

Nuuly Segment

Our Nuuly segment includes the Nuuly brand, which is a monthly women's apparel subscription rental service. For a monthly fee, Nuuly subscribers can rent product from a wide selection of the Company's own brands, third-party brands and one-of-a-kind vintage pieces via a custom-built, digital platform. Subscribers select their products each month, wear them as often as they like and then swap into new products the following month. Subscribers are also able to purchase the rented product. Our Nuuly segment net sales accounted for approximately 4.6%, 2.7%, and 1.1% of consolidated net sales for fiscal 2024, 2023 and 2022, respectively.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States. These generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses during the reporting period.

Our significant accounting policies are described in Note 2, "Summary of Significant Accounting Policies," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition, results of operations and cash flows and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. If actual results were to differ significantly from estimates made, the reported results could be materially affected. We are not currently aware of any reasonably likely events or circumstances that would cause our actual results to be materially different from our estimates.

Revenue Recognition

Merchandise: Merchandise is sold through retail stores, catalogs and the digital sales channel, as well as to wholesale customers, franchise partners and Nuuly customers. Revenue is recognized when control of the promised goods is transferred to the customer. We have elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, we will recognize merchandise revenue for the Retail segment for our single performance obligation at the point of sale, when furniture is delivered or at the time of shipment for non-furniture merchandise, which is when transfer of control to the customer occurs. A Nuuly Rent customer may purchase merchandise in her possession that was included in the order that was delivered as part of the monthly subscription rental service. We recognize merchandise revenue for Nuuly Rent for our single performance obligation when the customer purchases the merchandise through the website or mobile application. Revenue does not include taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-producing activities. Revenue is recognized net of estimated customer returns. Retail segment return policies vary by brand, but generally provide for no time limit on returns and the refund to be issued in either the form of original payment or as a gift card. Uncollectible accounts receivable in the Retail and Nuuly segments primarily results from unauthorized credit card transactions. We maintain an allowance for doubtful accounts for our Wholesale segment accounts receivable, which we review on a regular basis and believe is sufficient to cover potential credit losses and billing adjustments. Payment terms in our Wholesale segment vary by customer.

Subscription Fees: Revenue for Nuuly Rent is primarily generated through monthly subscription fees. The monthly subscription rental fee is recognized over the monthly period over which the customer's monthly subscription fee pertains. The subscription automatically renews on a monthly basis until cancelled or paused by the customer at which point the customer will not be billed for future months until the subscription is no longer on hold.

Gift Cards: We account for a gift card transaction by recording a liability at the time the gift card is issued to the customer in exchange for consideration from the customer. At the time of issuance, we have an open performance obligation for the future delivery of promised goods or services. The liability remains outstanding until the card is redeemed by the customer, at which time we recognize revenue. Over time, a portion of the outstanding gift cards will not be redeemed by the customer which we refer to as ''breakage''. Revenue is recognized from breakage over time in proportion to gift card redemptions. Judgment is used in determining the amount of breakage revenue to be recognized and is based on historical gift card redemption patterns. Gift card breakage revenue is included in net sales and is not material. Our gift cards do not expire.

Sales Return Reserve

We record a sales return reserve for estimated product returns where the sale has occurred during the period reported, but the return is likely to occur subsequent to the period reported. The reserve for estimated product returns is based on our most recent historical return trends. If the actual return rate is materially different than our estimate, sales returns would be adjusted in the future. The costs of returns are recorded as a current asset rather than net with the sales return reserve. As of January 31, 2024 and 2023, reserves for estimated sales returns totaled $80.5 million and $70.1 million, representing 4.0% and 3.7% of total liabilities, respectively.

Inventory

We value our inventory, which consists primarily of general consumer merchandise held for sale, at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method and includes the cost of merchandise and import-related costs, including freight, import duties and taxes and agent commissions. A periodic review of inventory is performed in order to determine if inventory is properly stated at the lower of cost or net realizable value. Factors we consider in our review, such as future expected consumer demand and fashion trends, current aging, current and anticipated retail markdowns or wholesale discounts and class or type of inventory, are analyzed to determine estimated net realizable value. Criteria that we consider in our review of aging trends include average selling cycle and seasonality of merchandise, the historical rate at which merchandise has sold below cost during the prior 12 months and the value and nature of merchandise currently held in inventory and priced below original cost. A provision is recorded to reduce the cost of inventory to its estimated net realizable value, if appropriate. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventory and our reported operating results. Our estimates generally have been accurate, and our reserve methods have been applied on a consistent basis. The majority of inventory at January 31, 2024 and 2023 consisted of finished goods. Raw materials and work-in-process were not material to the overall inventory value. Inventory as of January 31, 2024 and 2023 totaled $550.2 million and $587.5 million, representing 13.4% and 16.0% of total assets, respectively.

Rental Product

The cost of our Nuuly segment rental product is amortized to cost of sales over the subscription period based on the cost of each unit rented, which is estimated based on the number of times the unit is expected to be rented and the cost of the rental product. Lost, damaged and retired rental product is also charged to cost of sales. We make assumptions as to the number of times each unit can be rented. If the actual number of times a unit can be rented were to vary significantly from our estimates, it could materially affect the amount of rental product amortization included in cost of sales. Rental product is included in "Deferred income taxes and other assets" in the Consolidated Balance Sheets. Purchases of rental product were $150.7 million, $103.3 million, and $37.3 million for fiscal 2024,

2023 and 2022, respectively. Rental product as of January 31, 2024 and January 31, 2023 totaled $163.1 million and $90.9 million, representing 4.0% and 2.5% of total assets, respectively.

Impairment of Long-lived Assets

We review the carrying values of our definite-lived, long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events that result in an impairment review include plans to close a retail location, distribution or fulfillment center, a significant decrease in the operating results of a long-lived asset or significant adverse changes in the business climate. Our retail locations are reviewed for impairment at the retail location level, which is the lowest level at which individual cash flows can be identified. Newly opened retail locations may take time to generate positive operating and cash flow results. Factors such as store type (e.g., mall versus free-standing), location (e.g., urban area versus college campus or suburb), current marketplace awareness of our brands, local customer demographic data and current fashion trends are all considered in determining the time frame required for a retail location to achieve positive financial results. When events indicate that an asset may be impaired and the estimated undiscounted cash flows (based on forecasts of sales and gross profit) are less than the carrying amount of the asset, the impaired asset is adjusted to its estimated fair value and an impairment loss is recorded. The estimated fair value of the asset or asset group is based on future cash flows of the asset or asset group. For lease right-of-use assets, the Company determines the estimated fair value of the assets by comparing the discounted contractual rent payments to estimated market rent using an acceptable valuation methodology. During fiscal 2024, we recorded impairment charges for 15 retail locations, totaling $3.6 million, with a carrying value after impairment of $41.0 million related to the right-of-use assets. During fiscal 2023, we recorded impairment charges for 19 retail locations, totaling $6.4 million, with a carrying value after impairment of $49.0 million related to the right-of-use assets. Additionally, during fiscal 2024 we recorded an asset impairment charge of $6.4 million related to the write-off of "Property and Equipment, net" of the Nuuly Thrift marketplace which the Company has decided to wind down in fiscal 2025.

Leases

We have operating leases for stores, distribution and fulfillment centers, corporate offices and equipment that are recognized as right-of-use assets and lease liabilities. We sublease certain properties to third parties. We have elected not to record a lease liability and right-of-use asset for leases with original terms of 12 months or less. We have elected the practical expedient to not separate non-lease components from lease components as it pertains to real estate leases.

Store leases generally have initial lease terms that range from 5 to 15 years, some of which contain options to extend the lease for one or two 5-year periods. Payments related to a renewal period are included in the lease liability and right-of-use asset only when we are reasonably certain that we will exercise the option to renew the lease for an extended period of time. Certain leases may contain variable lease payments such as rent based on a percentage of net sales. Variable lease payments may be subject to a breakpoint threshold of fixed rent. Variable lease payments, other than those that depend on an index or a rate, are not included in the measurement of the lease liability. The lease liability is calculated at the present value of certain future payments, discounted using our incremental borrowing rate, which approximates the rate of interest we would pay to borrow an amount equal to the lease payments on a fully collateralized basis over a similar term. Significant judgment is used in determining the incremental borrowing rate related to estimates for credit rating, credit spread and the impact of collateral. We developed incremental borrowing rates at a lease portfolio level. The right-of-use asset is initially equal to the value of the lease liability less any amounts received from the landlord as incentives or tenant improvement allowances.

Accounting for Income Taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the tax jurisdictions in which we operate. This process involves estimating our actual current tax obligations together with assessing temporary differences resulting from differing treatment of certain items for tax and accounting purposes, such as depreciation of property and equipment and valuation of inventories. These temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized. In making such a determination, we consider all material available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. Net deferred tax assets as of January 31, 2024 and January 31, 2023 totaled $46.2 million and $70.9 million, respectively, representing 1.1% and 1.9% of total assets, respectively.

To the extent we believe that recovery of a deferred tax asset is at risk, we establish valuation allowances. To the extent we establish valuation allowances or increase the allowances in a period, we record additional income tax expense in the Consolidated Statements of Income. Valuation allowances were $32.0 million as of January 31, 2024 and $33.1 million as of January 31, 2023. Valuation allowances are based on evidence of our ability to generate sufficient taxable income in certain foreign and state jurisdictions. In the future, if enough evidence of our ability to generate sufficient future taxable income in these jurisdictions becomes apparent, we would be required to reduce our valuation allowances, resulting in a reduction in "Income tax expense" in the Consolidated Statements of Income. On a quarterly basis, management evaluates the likelihood that we will realize the deferred tax assets and adjusts the valuation allowances, if appropriate.

We record uncertain tax positions on the basis of a two-step process whereby (1) we determine whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Our tax liability for uncertain tax positions contains uncertainties because we are required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions. Although we believe that the judgments and estimates discussed herein are reasonable, actual results may differ, and we may be exposed to income tax expenses or benefits that could be material.

We consider certain earnings of non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future United States cash generation will be sufficient to meet future United States cash needs and our specific plans for reinvestment of those subsidiaries' earnings. Should we decide to repatriate the foreign earnings, we would need to adjust our income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside the United States.

Accounting for Contingencies

From time to time, we are named as a defendant in legal actions arising from our normal business activities. We are required to record a reserve for estimated losses when information available prior to issuance of our financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies arising from contractual disputes or legal proceedings requires management to use its best judgment when estimating an accrual related to such contingencies. As additional information becomes known, our reserves for loss contingencies could fluctuate, thereby creating variability in our results of operations from period to period. Likewise, an actual loss arising from a loss contingency which significantly exceeds our reserve could have a material adverse impact on our operating results for the period in which such actual loss becomes known. We believe that our reserves adequately reflect the anticipated final outcome of any matter currently pending against us and the ultimate settlement of such matters will not materially affect our financial position or results of operations.

Share-Based Compensation

Accounting for share-based compensation requires measurement of compensation cost for all share-based awards at fair value on the date of grant and recognition of compensation over the service period. The fair value of the performance stock units and restricted stock units granted during fiscal 2024, 2023 and 2022 equaled the stock price on the date of the grant. Additionally, we make certain estimates about the number of awards that will become vested under performance-based incentive plans. We record expense for performance-based awards based on our current expectations of the probable number of awards that will ultimately vest. The estimation of awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised and could be materially different from share-based compensation expense recorded in prior periods. We elect to account for forfeitures as they occur rather than estimate the expected forfeitures.

Results of Operations

As a Percentage of Net Sales

The tables below set forth, for the periods indicated, the results of operations and the percentage of our net sales represented by certain statement of operations data. The tables should be read in conjunction with the discussions that follow.

(amounts in millions)

	Fiscal Year Ended January 31,		
	2024	2023	2022
Net sales	$ 5,153.2	$ 4,795.2	$ 4,548.8
Cost of sales (excluding store impairment and lease abandonment charges)	3,425.9	3,361.6	3,054.8
Store impairment and lease abandonment charges [1]	11.9	6.4	—
Gross profit	1,715.4	1,427.2	1,494.0
Selling, general and administrative expenses	1,339.2	1,200.6	1,085.4
Asset impairment [2]	6.4	—	—
Income from operations	369.8	226.6	408.6
Interest income	23.6	2.0	2.3
Interest expense	(7.7)	(1.3)	(1.1)
Other expense	(4.1)	(6.0)	(5.2)
Income before income taxes	381.6	221.3	404.6
Income tax expense	93.9	61.6	94.0
Net income	$ 287.7	$ 159.7	$ 310.6

AS A PERCENTAGE OF NET SALES			
Net sales	100.0%	100.0%	100.0%
Cost of sales (excluding store impairment and lease abandonment charges)	66.5	70.1	67.2
Store impairment and lease abandonment charges [1]	0.2	0.1	—
Gross profit	33.3	29.8	32.8
Selling, general and administrative expenses	26.0	25.1	23.8
Asset impairment [2]	0.1	—	—
Income from operations	7.2	4.7	9.0
Interest income	0.5	0.0	0.1
Interest expense	(0.2)	(0.0)	(0.0)
Other expense	(0.1)	(0.1)	(0.2)
Income before income taxes	7.4	4.6	8.9
Income tax expense	1.8	1.3	2.1
Net income	5.6%	3.3%	6.8%

Period over Period Change:			
Net sales	7.5%	5.4%	31.9%
Gross profit	20.2%	(4.5)%	73.3%
Income from operations	63.2%	(44.5)%	n-m*
Net income	80.1%	(48.6)%	n-m*

(1) During fiscal 2024, we recorded store impairment charges for 15 retail locations and lease abandonment charges for 2 retail locations, totaling $11.9 million. During fiscal 2023, we recorded store impairment charges for 19 retail locations, totaling $6.4 million.

(2) During fiscal 2024, we recorded a charge of $6.4 million related to the write-off of "Property and equipment, net" of the Nuuly Thrift marketplace which the Company has decided to wind down in fiscal 2025.

* Not meaningful.

Fiscal 2024 Compared to Fiscal 2023

Net sales in fiscal 2024 increased by 7.5% to $5.15 billion, from $4.80 billion in fiscal 2023. The $358.0 million increase was attributable to a $263.4 million, or 6.0%, increase in Retail segment net sales and an increase in Nuuly segment net sales of $106.2 million, or 81.9%, partially offset by a $11.6 million, or 4.6%, decrease in Wholesale segment net sales.

The increase in our Retail segment net sales during fiscal 2024 was due to an increase of $214.7 million, or 5.0%, in Retail segment comparable net sales and an increase of $48.7 million in non-comparable net sales. Retail segment comparable net sales increased 21.4% at Free People and 12.3% at Anthropologie and decreased 13.8% at Urban Outfitters. Retail segment comparable net sales increased in

North America and decreased in Europe. The overall increase in Retail segment comparable net sales was driven by mid single-digit positive growth in both digital channel sales and retail store sales. The digital channel net sales increase was driven by increases in sessions and average order value, while conversion rate and units per transaction decreased. Comparable store net sales increased as a result of higher store traffic, average unit retail price and an increase in transactions, which were partially offset by decreases in conversion rate and units per transaction. The increase in non-comparable net sales during fiscal 2024 was due to the impact of the 24 net new Company-owned stores and restaurants opened since the prior comparable period and the positive impact of foreign currency translation.

The increase in Nuuly segment net sales was primarily driven by an 81.6% increase in average active subscribers in the current year versus the prior year period. The decrease in Wholesale segment net sales in fiscal 2024 as compared to fiscal 2023 was driven by an $11.1 million, or 4.8%, decrease in Free People wholesale sales primarily due to decreases in sales to department stores and closeout account partners.

Gross profit percentage for fiscal 2024 increased to 33.3% of net sales, from 29.8% of net sales in fiscal 2023. Gross profit increased to $1.72 billion for fiscal 2024 from $1.43 billion in fiscal 2023. The increase in gross profit rate was primarily due to higher initial merchandise markups and lower merchandise markdowns in the Retail segment at Anthropologie, Free People and Urban Outfitters. The improvement in initial merchandise markups was primarily driven by lower inbound transportation costs. The increase in gross profit dollars was due to the improved gross profit rate and higher net sales. Additionally, the Company recorded $11.9 million of store impairment and lease abandonment charges during fiscal 2024, and $6.4 million of store impairment charges during fiscal 2023.

Total inventory at January 31, 2024 decreased by $37.3 million, or 6.3%, to $550.2 million from $587.5 million at January 31, 2023. Total Retail segment inventory decreased by 4.6%, with Retail segment comparable inventory decreasing by 1.9%. Wholesale segment inventory decreased by 22.0% due to improved inventory control.

Selling, general and administrative expenses increased by $138.6 million, or 11.5%, compared to the prior year's comparable period, and expressed as a percentage of net sales, deleveraged 95 basis points. The deleverage in selling, general and administrative expenses as a rate to sales was primarily related to increased marketing and creative expenses to support increased sales and customer growth and higher incentive-based compensation costs due to improved Company performance. The dollar growth in selling, general and administrative expenses was primarily related to increased marketing and creative expenses to support increased sales and customer growth, increased store payroll expenses to support retail store comparable net sales growth and the net growth in retail store count and higher incentive-based compensation costs due to improved Company performance. Additionally, during fiscal 2024, the Company recorded an asset impairment charge of $6.4 million related to the write-off of "Property and equipment, net" of the Nuuly Thrift marketplace which the Company has decided to wind down in fiscal 2025.

Income from operations for fiscal 2024 was 7.2% of net sales, or $369.8 million, compared to 4.7% of net sales, or $226.6 million, for fiscal 2023. The increase in operating income dollars was primarily driven by the increase in gross profit. The increase in operating income rate was primarily due to the higher gross profit rate.

Our effective tax rate for fiscal 2024 was 24.6% compared to 27.8% in fiscal 2023. See Note 10, "Income Taxes," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K, for a reconciliation of the statutory U.S. federal income tax rate to our effective tax rate.

Fiscal 2023 Compared to Fiscal 2022

Net sales in fiscal 2023 increased by 5.4% to $4.80 billion, from $4.55 billion in fiscal 2022. The $246.5 million increase was attributable to a $166.7 million, or 3.9%, increase in Retail segment net sales and an increase in Nuuly segment net sales of $81.9 million, or 171.6%, partially offset by a $2.1 million, or 0.8%, decrease in Wholesale segment net sales.

The increase in our Retail segment net sales during fiscal 2023 was due to an increase of $171.4 million, or 4.2%, in Retail segment comparable net sales, partially offset by a decrease of $4.7 million in non-comparable net sales. Retail segment comparable net sales increased 11.5% at Free People and 11.3% at Anthropologie and decreased 7.1% at Urban Outfitters. Retail segment comparable net sales increased in North America and Europe. The relative proportion of Retail segment sales attributable to store and digital channels changed in large part due to the temporary global store closures and occupancy restrictions during fiscal 2022 due to the COVID-19 pandemic. With those restrictions lifted in fiscal 2023, Retail segment comparable net sales increased due to high single-digit growth in retail store sales driven by higher traffic and transactions as well as an increase in average unit selling price, partially offset by a decrease in units per transaction and a decrease in conversion rate. The increase in digital channel net sales was low single-digit positive as an increase in average order value was offset by decreases in sessions, units per transaction and conversion rate. The decrease in non-comparable net sales during fiscal 2023 was due to the negative impact of foreign currency translation, partially offset by the 56 net new Company-owned stores and restaurants opened since the prior comparable period.

The increase in Nuuly segment net sales was primarily driven by a 177.5% increase in average active subscribers in fiscal 2023 versus fiscal 2022. The decrease in Wholesale segment net sales in fiscal 2023 as compared to fiscal 2022 was primarily due to a $3.0 million, or 1.3%, decrease in Free People wholesale sales, which was primarily driven by a decrease in sales to department stores, partially offset by an increase in sales to specialty accounts. Urban Outfitters wholesale sales increased by $0.9 million.

Gross profit percentage for fiscal 2023 decreased to 29.8% of net sales, from 32.8% of net sales in fiscal 2022. Gross profit decreased to $1.43 billion for fiscal 2023 from $1.49 billion in fiscal 2022. The decrease in gross profit rate and dollars was primarily due to higher markdowns by the Urban Outfitters and Free People brands in the Retail segment as compared to record low markdown rates in the prior year. Additionally, during fiscal 2023, the Company recorded a $6.4 million store impairment charge.

Total inventory at January 31, 2023 increased by $17.8 million, or 3.1%, to $587.5 million from $569.7 million at January 31, 2022. Total Retail segment inventory increased by 4.4% and Wholesale segment inventory decreased by 7.3%.

Selling, general and administrative expenses increased by $115.2 million, or 10.6%, compared to the prior year's comparable period, and expressed as a percentage of net sales, deleveraged 118 basis points. The deleverage in selling, general and administrative expenses as a rate to sales and growth in selling, general and administrative expenses in dollars was primarily related to higher store payroll primarily due to increased store associate hours to support increased customer traffic and higher average wages in order to attract and retain employees. Additionally, marketing expenses increased to support sales and customer growth.

Income from operations for fiscal 2023 was 4.7% of net sales, or $226.6 million, compared to 9.0% of net sales, or $408.6 million, for fiscal 2022. The decrease in dollars was primarily due to the increase in selling, general and administrative expenses and the decrease in gross profit margin noted above. The decrease in operating income rate was primarily due to lower gross profit rate and a deleverage in selling, general and administrative expenses during fiscal 2023.

Our effective tax rate for fiscal 2023 was 27.8% compared to 23.2% in fiscal 2022. See Note 10, "Income Taxes," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K, for a reconciliation of the statutory U.S. federal income tax rate to our effective tax rate.

Liquidity and Capital Resources

The following tables set forth certain balance sheet and cash flow data for the periods indicated. These tables should be read in conjunction with the discussion that follows:

(amounts in millions)

	January 31,		
	2024	2023	2022
Cash, cash equivalents and marketable securities	$ 779.2	$ 485.5	$ 669.6
Working capital	288.3	347.3	304.3

	Fiscal Year Ended January 31,		
	2024	2023	2022
Net cash provided by operating activities	$ 509.4	$ 142.7	$ 359.3
Net cash used in investing activities	(521.6)	(32.0)	(487.7)
Net cash used in financing activities	(12.1)	(118.4)	(60.3)

The decrease in working capital at January 31, 2024, as compared to January 31, 2023, and January 31, 2022, was primarily due to the timing of disbursements and the decrease in inventory, partially offset by the net increase in cash, cash equivalents and current marketable securities.

During the last three years, we have satisfied our cash requirements primarily through our cash flow from operating activities, and additionally, during fiscal 2023, through the sales and maturities of marketable securities. Our primary uses of cash have been to fund business operations, purchase inventory and rental product, expand and improve our fulfillment centers, open new stores and repurchase our common shares.

Cash Flows from Operating Activities

For all periods, our major source of cash from operations was merchandise sales and our primary outflow of cash from operations was for the payment of operational costs. The increase in cash flows from operations for fiscal 2024 compared to fiscal 2023 was primarily due to higher net income, the timing of disbursements and lower inventory purchases in fiscal 2024. The decrease in cash flows from operations for fiscal 2023 compared to fiscal 2022 was primarily due to lower net income and an investment in additional Nuuly rental product to support the growth in the business.

Cash Flows from Investing Activities

For all periods, cash used in investing activities was primarily related to the purchases of marketable securities and property and equipment, partially offset by the sales and maturities of marketable securities. Cash paid for property and equipment for fiscal 2024, 2023 and 2022 was $199.6 million, $199.5 million and $262.4 million, respectively, which was primarily used to expand our fulfillment center network in all fiscal years.

Cash Flows from Financing Activities

Cash used in financing activities in fiscal 2024 was primarily related to repurchases of our common shares from employees to meet payroll tax withholding requirements on vested share-based awards. Cash used in financing activities in 2023 and 2022 was primarily related to $112.0 million and $55.8 million, respectively, of repurchases of our common shares under our share repurchase programs during each of those years.

Credit Facilities

See Note 8, "Debt," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K for certain financial information regarding the Company's debt.

Capital and Operating Expenditures

During fiscal 2025, we plan to open approximately 58 new Company-owned retail locations, expand or relocate certain existing retail locations, complete construction on an additional Nuuly fulfillment center in Raymore, Missouri in response to the growth in the number of Nuuly subscribers, invest in new products, markets and brands, purchase inventory and rental product for our operating segments at levels appropriate to maintain our planned sales, upgrade our systems, improve and expand our digital capabilities and invest in omni-channel marketing when appropriate. We may also repurchase our common shares. We believe that our new brand initiatives, new store openings, merchandise expansion programs, international growth opportunities and our marketing, social media, website and mobile initiatives are significant contributors to our sales. During fiscal 2025, we plan to continue our investment in these initiatives for all brands. We anticipate our capital expenditures during fiscal 2025 to be approximately $210 million, primarily to support new store openings and new and expanded fulfillment and distribution centers. All fiscal 2025 capital expenditures are expected to be financed by cash flow from operating activities and existing cash and cash equivalents. We believe that our new store investments generally have the potential to generate positive cash flow within a year. We may also enter into one or more acquisitions or transactions related to the expansion of our brand offerings, including additional franchise and joint venture agreements. We believe that our existing cash and cash equivalents, availability under our current credit facilities and future cash flows provided by operations will be sufficient to fund these initiatives.

Share Repurchases

See Note 12, "Shareholders' Equity," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K for certain financial information regarding the Company's share repurchases.

Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2024:

Description		Total Obligations		Less Than One Year		More Than One Year
				Payments Due by Period (in thousands)		
Operating leases (1)	$	1,319,392	$	284,199	$	1,035,193
Purchase commitments (2)		782,926		753,436		29,490
Tax payable (3)		15,993		7,108		8,885
Tax credit investment (4)		69,490		15,418		54,072
Construction contracts (5)		18,488		18,488		—
Total contractual obligations	$	2,206,289	$	1,078,649	$	1,127,640

(1) Refer to Note 9, "Leases," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K.
(2) Refer to Note 15, "Commitments and Contingencies," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

(3)   Represents one-time transition tax payable related to cash taxes payable in future years as a result of the Tax Act. Excluded from the above table are tax contingencies of $24,876 because we cannot reasonably estimate in which future periods these amounts will ultimately be settled. As a result, the $24,876 liability was classified as a non-current liability in the Company's Consolidated Balance Sheets as of January 31, 2024.

(4)   Refer to Note 10, "Income Taxes," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

(5)   Refer to Note 15, "Commitments and Contingencies," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Commercial Commitments

The following table summarizes our commercial commitments as of January 31, 2024:

			Amount of Commitment Per Period (in thousands)			
Description	Total Amounts Committed		Less Than One Year		More Than One Year	
Trade letters of credit (1)	$	61,805	$	61,805	$	—
Stand-by letters of credit (2)		13,566		13,566		—
Total commercial commitments	$	75,371	$	75,371	$	—

(1)   Consists primarily of outstanding letter of credit commitments in connection with import inventory purchases. Refer to Note 15, "Commitments and Contingencies," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

(2)   Consists primarily of stand-by letters of credit for customs, construction, lease guarantees and insurance. Refer to Note 8, "Debt," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K.

Other Matters

Recent Accounting Pronouncements

See Note 2, "Summary of Significant Accounting Policies—*Recent Accounting Pronouncements*," in the Notes to our Consolidated Financial Statements included in this Annual Report on Form 10-K for a description of recently adopted and issued accounting pronouncements.

Seasonality

Our business experiences seasonal fluctuations in net sales and net income, with a more significant portion of net sales typically realized in the second half of each year predominantly due to the year-end holiday period. Historically, and consistent with the retail industry, the seasonality also impacts our working capital requirements, particularly with regard to inventory.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the following types of market risks—fluctuations in the purchase price of merchandise, as well as other goods and services, the value of foreign currencies in relation to the U.S. dollar and changes in interest rates. Due to our inventory turnover rate and our historical ability to pass through the impact of any generalized changes in our cost of goods to our customers through pricing adjustments, commodity and other product risks are not expected to be material. We purchase the majority of our merchandise in U.S. dollars, including a majority of the goods for our stores located in Canada and a portion of the goods for our stores located in Europe.

Our exposure to market risk for changes in foreign currencies is due to our financial statements being presented in U.S. dollars and our international subsidiaries transacting in currencies other than U.S. dollars. Fluctuations in exchange rates in effect during or at the end of the reporting period may affect the value of the reported amounts of revenues, expenses, assets and liabilities. As we expand our international operations, the potential impact of currency fluctuations increases.

Our exposure to market risk for changes in interest rates relates to our cash, cash equivalents and marketable securities and the Credit Facility. As of January 31, 2024 and 2023, our cash, cash equivalents and marketable securities consisted primarily of cash on hand and in banks, money market accounts, municipal and pre-refunded municipal bonds rated "BBB" or better, corporate bonds rated "BBB" or better, certificates of deposit and mutual funds. Due to the short average maturity and conservative nature of our investment portfolio, we believe a 100 basis point change in interest rates would not have a material effect on the Consolidated Financial Statements. As the interest rates on a material portion of our cash, cash equivalents and marketable securities are variable, a change in interest rates earned on the cash, cash equivalents and marketable securities would impact interest income along with cash flows, but would not impact the fair market value of the related underlying instruments.

We are exposed to market risks relating to changes in interest rates on outstanding borrowings under our Credit Facility because these borrowings bear interest at variable rates. A 100 basis point change in our applicable interest rate would not have a material impact to interest expense for the year ended January 31, 2024.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is incorporated by reference from Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality and from our Consolidated Financial Statements and related notes thereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this review, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of January 31, 2024.

Management's Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Securities Exchange Act Rule 13a-15(f). Our system of internal control is designed to provide reasonable, not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our system of internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company's internal control over financial reporting was effective as of January 31, 2024.

The effectiveness of internal control over financial reporting as of January 31, 2024 was audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report that is included within this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the fiscal quarter ended January 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

During the fiscal quarter ended January 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Urban Outfitters, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Urban Outfitters, Inc. and subsidiaries (the "Company") as of January 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of January 31, 2024, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year ended January 31, 2024, and our report dated April 1, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
April 1, 2024

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following table sets forth the name, age and position of each of our executive officers and directors:

Name	Age	Position
Richard A. Hayne	76	Chairman of the Board and Chief Executive Officer
Melanie Marein-Efron	54	Chief Financial Officer
Francis J. Conforti	48	Co-President and Chief Operating Officer, URBN
Sheila B. Harrington	51	Global Chief Executive Officer, Urban Outfitters and Free People Group
Azeez Hayne	47	Chief Administrative Officer, URBN
Margaret A. Hayne	65	Co-President and Chief Creative Officer, URBN; Director
Tricia D. Smith	52	Global Chief Executive Officer, Anthropologie Group
Edward N. Antoian (1)	68	Director
Kelly Campbell (2)	46	Director
Harry S. Cherken, Jr.	74	Director
Mary C. Egan (3)	56	Director
Amin N. Maredia (2)(3)	51	Director
Wesley McDonald (1)(2)	61	Director
Todd R. Morgenfeld (1)(2)	52	Director
John C. Mulliken (3)	51	Director

(1)   Member of the Audit Committee.
(2)   Member of the Compensation and Leadership Development Committee.
(3)   Member of the Nominating and Governance Committee.

Mr. R. Hayne co-founded Urban Outfitters in 1970. He has been Chairman of the Board of Directors since the Company's incorporation in 1976 and, until February 2016, also served as the Company's President. Mr. R. Hayne served as the Company's principal executive officer until 2007 and again beginning in January 2012. Margaret A. Hayne, Co-President and Chief Creative Officer of the Company, is Mr. R. Hayne's spouse. Azeez Hayne, Chief Administrative Officer of the Company, is Mr. R. Hayne's nephew. Mr. R. Hayne's long tenure leading the Company as Chairman of the Board of Directors, his tenure as principal executive officer and his exceptional leadership skills make him uniquely qualified to serve as a director.

Ms. Marein-Efron joined the Company in January 2013 as Director of Financial, Planning & Analysis, was subsequently promoted to Executive Director Finance & Corporate Development, and in November 2020 was promoted to Chief Financial Officer. Prior to joining the Company, Ms. Marein-Efron worked at Campbell Soup Company, Godiva Chocolate and General Motors in various senior finance roles. She began her career at Arthur Andersen in 1991 in the financial advisory consulting practice. Ms. Marein-Efron has served on the board of directors of Bloomin' Brands (NASDAQ: BLMN) since August 2022. Ms. Marein-Efron holds a B.S. in Economics and M.B.A in Finance from the Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

Mr. Conforti joined the Company in March 2007 as Director of Finance and SEC Reporting. After being promoted to Controller and then to Chief Accounting Officer, he was appointed Chief Financial Officer in April 2012, and Co-President and Chief Operating Officer in October 2020. Prior to joining the Company, Mr. Conforti, a Certified Public Accountant, worked for AlliedBarton Security Services, LLC for five years, serving as Controller for three years. Mr. Conforti began his career at KPMG in 1998 where he held various audit roles.

Ms. Harrington has served as Chief Executive Officer of the Urban Outfitters Group since January 2021 and as Chief Executive Officer of the Free People Group since October 2020. Prior to that, Ms. Harrington served as President of the Free People Group beginning in August 2016 and Chief Merchandising Officer of the Free People Group from February 2015 to August 2016 and Merchandise Director of the Free People Group from March 2010 to February 2015. Ms. Harrington joined the Free People brand in 2002 to help launch the first store. Prior to joining Free People, Ms. Harrington spent time within the merchant organizations of Bloomingdales and The Gap. Ms. Harrington has a BS in Psychology from Queen's University.

Mr. A. Hayne joined the Company in February 2015 as Associate General Counsel and was appointed General Counsel and Corporate Secretary in June 2015, and Chief Administrative Officer in October 2020. Before joining the Company, Mr. A. Hayne worked for Morgan Lewis & Bockius LLP, serving as a partner in their Labor & Employment Practice Group from October 2010 through January 2015. After graduating from the University of Virginia School of Law in 2001, Mr. A. Hayne began his legal career in Pepper Hamilton LLP's Commercial Litigation department before moving to Morgan Lewis & Bockius LLP in July 2003. Richard A. Hayne, the Company's current Chairman and Chief Executive Officer, is Mr. A. Hayne's uncle, and Margaret A. Hayne, the Company's current Co-President and Chief Creative Officer, is Mr. A. Hayne's aunt.

Ms. Hayne joined the Company in August 1982. She is an over 40-year veteran of the retail and wholesale industry. She has served as Co-President of the Company since October 2020 and as Chief Creative Officer of the Company since November 2013. Ms. Hayne previously served as Chief Executive Officer of Free People from August 2015 until October 2020 and President of Free People from March 2007 until August 2016. Richard A. Hayne, the Company's current Chairman and Chief Executive Officer, is Ms. Hayne's spouse. Azeez Hayne, Chief Administrative Officer of the Company, is Ms. Hayne's nephew. As an employee of the Company for over 40 years and a director since 2013, Ms. Hayne brings a wealth of both Company-specific and industry-wide knowledge and experience to the Board of Directors.

Ms. Smith joined the Company in April 2021 as the Global Chief Executive Officer of the Anthropologie Group. Prior to joining the Company, she was the Executive Vice President and Chief Merchandising Officer at Tilly's from October 2019 through April 2021. Ms. Smith began her career on the sales floor at Nordstrom in Southern California that eventually led her to the role of Executive Vice President & General Merchandise Manager of Women's, Young Contemporary, Designer, and Specialized Apparel, which she held from October 2016 to September 2019, and was an instrumental leader for a variety of significant merchandise management roles over her 25 year career.

Mr. Antoian has served as Principal, Senior Strategic Advisor with Sequoia Financial Group, a financial advisory firm since March 2023. From March 2019 to February 2023, Mr. Antoian was a partner at Zeke Capital Advisors. From 1997 until March 2019, Mr. Antoian was a partner and Senior Portfolio Manager at Chartwell Investment Partners. Prior to that, Mr. Antoian worked at Delaware Management Co. as a Senior Portfolio Manager and at E.F. Hutton in Institutional Sales and as a certified public accountant for Price Waterhouse. Mr. Antoian holds an MBA in Finance and has financial and investment experience as a result of his experience as a CFA, CPA, financial advisor and portfolio manager. Mr. Antoian serves as a director of a not-for-profit entity and three private companies. As an independent director, Mr. Antoian brings his in-depth understanding of, and expertise in, finance and accounting to the Board of Directors.

Ms. Campbell has served as President of Peacock, NBCUniversal's streaming service, since November 1, 2021. Prior to joining Peacock, Ms. Campbell served as President of Hulu from February 2020 to October 2021 and as Chief Marketing Officer of Hulu from August 2017 to February 2020. From 2005 to 2017, Ms. Campbell held a variety of roles at Google across the Google Ads and Google Cloud businesses. Ms. Campbell brings a wealth of knowledge and experience about marketing and subscription businesses to the Board of Directors.

Mr. Cherken retired from the law firm of Faegre Drinker Biddle & Reath LLP in Philadelphia, Pennsylvania on December 31, 2022. Mr. Cherken was a partner of that firm from November 1984 to January 2020 and Senior Counsel from January 2020 to December 2022. Mr. Cherken also formerly served as managing partner of the firm and as either Chair or Co-Chair of its Real Estate Group for 18 years. As a real estate lawyer for over 45 years representing public and private companies in the acquisition, construction, development, financing, leasing, management, consolidation and disposition of commercial real estate, he has extensive experience with various types of real estate transactions and retail leases, including negotiating real estate transactions and leases on behalf of the Company nearly from its inception. He also holds a Masters in Liberal Arts degree and serves as a trustee of various not-for-profit entities and academic institutions. In 2021, Mr. Cherken was appointed Honorary Consul for Philadelphia of the Republic of Armenia.

Ms. Egan has been advising consumer brand, primarily high growth private equity and venture-capital backed, companies since 2018, currently as principal of Egan Advisory Group. In 2013, Ms. Egan founded Gatheredtable, a consumer software as a service company offering customized meal planning, and served as its Chief Executive Officer until Gatheredtable was sold to a strategic buyer in 2018. From 2010 to 2012, Ms. Egan served as head of global strategy and corporate development for Starbucks Corporation and in 2012 led Starbucks' food category in the Americas. From 1996 to 2010, Ms. Egan was a management consultant and Managing Director at The Boston Consulting Group, where she partnered with several leading consumer and retail brands to develop and successfully implement aggressive growth strategies. Ms. Egan previously served as a director of American Campus Communities (ACC) from 2018 until the company was purchased by Blackstone in 2022; she presently serves as a director of Noodles & Company (NDLS). Ms. Egan's decades of experience partnering with management teams to develop and implement consumer-centric strategies for high growth omni-channel consumer brands, as well as working extensively with founders and entrepreneurs, gives her a unique set of skills to contribute to the Board of Directors.

Mr. Maredia is a Co-founder of, and Managing Partner at Meaningful Partners, a consumer fund that invests in purpose-driven and highly consumer relevant growth businesses. Prior to co-founding Meaningful Partners in 2018, Mr. Maredia served as the Chief Executive Officer of Sprouts Farmers Market, Inc ("Sprouts"), the second largest healthy grocer in the United States, from 2015 to 2018 and also served as Chief Financial Officer from 2011 to 2015. Before Sprouts, Mr. Maredia served in key global strategic roles at Burger King Corporation including strategy, global business development and finance. Mr. Maredia attended the Harvard Business School management program and has an undergraduate degree in Accounting from the University of Houston. Mr. Maredia's in-depth experience in the consumer sector, including high growth omni-channel businesses, as well as his public company experience as Chief Executive Officer, Chief Financial Officer and board member brings valuable expertise to serve as a director.

Mr. McDonald has been retired since 2017. Previously, he served as Chief Financial Officer of Kohl's Corporation from 2003 to 2017. Before joining Kohl's, Mr. McDonald served as Chief Financial Officer and Vice President of Abercrombie & Fitch Co. Earlier in his career, he held several positions of increasing responsibility at Target Corporation. Mr. McDonald currently serves as a director of Wingstop Inc., which operates and franchises over 2,000 restaurants worldwide, and he previously served as a director of The Children's Place, Inc. from 2023 to 2024, an omni-channel clothing retailer with approximately 500 stores. Mr. McDonald's experience as a chief financial officer and in other senior executive leadership roles working with publicly traded consumer products companies provides him with a distinctive set of qualifications and skills to serve as a director.

Mr. Morgenfeld was most recently the Chief Financial Officer and Head of Business Operations of Pinterest, Inc., a position he held from 2019 to 2023. On February 1, 2023, Mr. Morgenfeld announced his plan to step down from his position at Pinterest, Inc., effective as of July 1, 2023. From 2016 to 2019, he served as Chief Financial Officer of Pinterest, Inc. Before joining Pinterest, Mr. Morgenfeld served as Vice President of Finance at Twitter from 2015 to 2016 and Treasurer and Senior Vice President of Corporate Development and Corporate Financial Analytics for Hewlett-Packard Company from 2013 to 2015. Prior to his role at Hewlett-Packard, Mr. Morgenfeld was an investment partner at Silver Lake Partners from 2004 to 2013. Mr. Morgenfeld graduated first in his class from the United States Military Academy and also holds an MBA degree from Stanford University. Mr. Morgenfeld also serves on the board of directors of AppLovin Corporation, a public company delivering a software platform for mobile application developers to improve the marketing and monetization of their products. His significant finance and consumer internet experience provides valuable expertise to the Board of Directors.

Mr. Mulliken currently serves as a Senior Advisor with The Boston Consulting Group ("BCG"), a global management consulting firm where Mr. Mulliken previously served as a management consultant on topics of retail, consumer goods and technology, and a frequent advisor to high growth technology companies. Prior to re-joining BCG in 2020, Mr. Mulliken served on the executive team at Wayfair Inc. for a decade, serving as Chief Technology Officer and Senior Vice President of Strategic Initiatives. Mr. Mulliken founded and led several lifestyle brands including Joss & Main and Birch Lane. He also led the acquisition and integration of DwellStudio as well as the ground-up creation of a proprietary ad tech business and tech stack. Mr. Mulliken previously served as the Chief Integrated Product Officer at IndigoAg, an agricultural technology company. Mr. Mulliken also serves on the board at Bombas, a direct-to-consumer apparel company. Mr. Mulliken has a 25-year track record of leading innovation and growth as a technology executive and management consultant. Mr. Mulliken earned his undergraduate degree in Mathematics from Reed College and his MBA in Corporate Finance from London Business School. Mr. Mulliken's decades of experience in ecommerce and multichannel retail as Chief Technology Officer and member of the executive team of a publicly traded company, as well as a strategy consultant and independent director, provides him valuable perspective as a director.

Code of Conduct and Ethics

We have a written Code of Conduct and Ethics (the "Code") that applies to our directors and employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. The Code includes guidelines relating to compliance with laws, including anti-bribery and illegal payment laws, the ethical handling of actual or potential conflicts of interest, the use of corporate opportunities, protection and use of our confidential information, accepting gifts and business courtesies, accurate financial reporting and procedures for promoting compliance with, and reporting violations of, the Code. The Code is available on our website at *www.urbn.com*. We intend to post any amendments to the Code and also to disclose any waivers (to the extent applicable to the Company's Chief Executive Officer, Chief Financial Officer or Principal Accounting Officer) on our website.

Other Information

Other information required by Item 10 relating to the Company's directors is incorporated herein by reference from the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 11. Executive Compensation

Information required by this item is incorporated herein by reference from the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information required by this item is incorporated herein by reference from the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated herein by reference from the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34). Information required by this item is incorporated herein by reference from the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

    (a) The following documents are filed as part of this Annual Report on Form 10-K:

        (1) Financial Statements

            Consolidated Financial Statements filed herewith are listed in the accompanying index on page F-1.

        (2) Financial Statement Schedule

            None

            All other schedules are omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

        (3) Exhibits

            The Exhibits listed below are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation are incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q (file no. 000-22754) filed on September 9, 2004.
3.2	Amendment No. 1 to Amended and Restated Articles of Incorporation is incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q (file no. 000-22754) filed on September 9, 2004.
3.3	Amendment No. 2 to Amended and Restated Articles of Incorporation is incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on May 31, 2013.
3.4	Amended and Restated By-laws are incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on March 30, 2020.
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 is incorporated by reference to Exhibit 4.1 of the Company's Annual Report on Form 10-K (file no. 000-22754) filed on March 31, 2020.
10.1	Credit Agreement, dated June 29, 2018, by and among Urban Outfitters, Inc., its domestic subsidiaries, URBN Canada Retail, Inc., JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A. and Wells Fargo Bank, National Association, as joint lead arrangers and co-book managers, and certain other lenders party thereto is incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on September 10, 2018.
10.2	First Amendment to Credit Agreement dated as of August 22, 2019, by and among Urban Outfitters, Inc., its domestic subsidiaries, URBN Canada Retail, Inc., JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., and Wells Fargo Bank, National Association, as joint lead arrangers and co-book managers, and certain other lenders party thereto (filed herewith).
10.3	Second Amendment to Credit Agreement dated as of October 21, 2021, by and among Urban Outfitters, Inc., its domestic subsidiaries, URBN Canada Retail, Inc., JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., and Wells Fargo Bank, National Association, as joint lead arrangers and co-book managers, and certain other lenders party thereto (filed herewith).
10.4	Third Amendment to Credit Agreement dated June 10, 2022, by and among Urban Outfitters, Inc., its domestic subsidiaries, URBN Canada Retail, Inc., JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., and Wells Fargo Bank, National Association, as joint lead arrangers and co-book managers, and certain other lenders party thereto is incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on September 9, 2022.
10.5	Fourth Amendment to Credit Agreement dated February 10, 2023, by and among Urban Outfitters, Inc., its domestic subsidiaries, URBN Canada Retail, Inc., JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Chase Bank, N.A., and Wells Fargo Bank, National Association, as joint lead arrangers and co-book managers, and certain other lenders party thereto (filed herewith).
10.6	Amended and Restated U.S. Pledge and Security Agreement, dated June 29, 2018, by and among Urban Outfitters, Inc., its domestic subsidiaries, URBN Canada Retail, Inc., and JPMorgan Chase Bank, N.A., in its capacity as administrative agent is incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on September 10, 2018.

Exhibit Number	Description
10.7+	Urban Outfitters 2004 Stock Incentive Plan is incorporated by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A (file no. 000-22754) filed on April 26, 2004 and Amendment No. 1 to the Urban Outfitters 2004 Stock Incentive Plan is incorporated by reference to Appendix *A* of the Company's Definitive Proxy Statement on Schedule 14A (file no. 000-22754) filed on April 25, 2005.
10.8+	Urban Outfitters 401(k) Savings Plan (formerly known as The Urban Outfitters, Inc. PROFIT SHARING FUND prior to July 1, 1999) is incorporated by reference to Exhibit 10.4 of the Company's Amendment No. 2 to the Registration Statement on Form S-1/A (file no. 033-69378) filed on November 3, 1993. (P)
10.9+	Urban Outfitters 2008 Stock Incentive Plan is incorporated by reference to Appendix B of the Company's Definitive Proxy Statement on Schedule 14A (file no. 000-22754) filed on April 2, 2013.
10.10+	Urban Outfitters Executive Incentive Plan, as amended and restated effective February 1, 2010, is incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed on April 1, 2015.
10.11+	Urban Outfitters Amended 2017 Stock Incentive Plan is incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A (file no. 000-22754) filed on April 1, 2022.
10.12+	Form of 2008 Plan—Non-Qualified Stock Option Agreement is incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on June 18, 2009.
10.13+	Form of 2008 Plan—Non-Qualified Stock Option Agreement for Non-Employee Directors is incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on June 18, 2009.
10.14+	Form of 2008 Plan—Incentive Stock Option Agreement is incorporated by reference to Exhibit 99.6 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on June 18, 2009.
10.15+	Form of 2008 Plan—Performance Stock Unit Agreement is incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on September 7, 2010.
10.16+	Form of 2008 Plan—Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (file no. 000-22754) filed on December 10, 2010.
10.17+	Form of 2008 Plan—Performance/Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (file no. 000-22754) filed on December 12, 2011.
10.18+	Form of 2008 Plan—Stock Appreciation Right Agreement is incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (file no. 000-22754) filed on December 12, 2011.
10.19+	Form of 2017 Plan—Non-Qualified Stock Option Agreement is incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on January 11, 2022.
10.20+	Form of 2017 Plan—Non-Qualified Stock Option Agreement for Non-Employee Directors is incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on May 30, 2017.
10.21+	Form of 2017 Plan—Incentive Stock Option Agreement is incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on January 11, 2022.
10.22+	Form of 2017 Plan—Performance/Restricted Stock Unit Agreement is incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on January 11, 2022.
10.23+	Form of 2017 Plan—Stock Appreciation Right Agreement is incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K (file no. 000-22754) filed on January 11, 2022.
10.24	Limited Waiver, dated as of August 12, 2020, by and among Urban Outfitters, Inc., the other Loan Parties party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, under that certain Amended and Restated Credit Agreement dated as of June 29, 2018, among the Company, the Subsidiary Borrowers, the other Loan Parties party thereto, the Lenders party thereto and the Administrative Agent is incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on September 9, 2020.
19.1*	Urban Outfitters, Inc. Insider Trading Policy
21.1*	List of Subsidiaries.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Executive Officer.

Exhibit Number	Description
31.2*	Rule 13a-14(a)/15d-14(a) Certification of the Company's Principal Financial Officer.
32.1**	Section 1350 Certification of the Company's Principal Executive Officer.
32.2**	Section 1350 Certification of the Company's Principal Financial Officer.
97.1*	Urban Outfitters, Inc. Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
+	Compensatory plan
P	Paper filing

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

URBAN OUTFITTERS, INC.

April 1, 2024

By: _____/s/ RICHARD A. HAYNE_____
Richard A. Hayne
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD A. HAYNE **Richard A. Hayne** **(Principal Executive Officer)**	Chairman of the Board and Chief Executive Officer	April 1, 2024
/s/ MELANIE MAREIN-EFRON **Melanie Marein-Efron** **(Principal Financial and Accounting Officer)**	Chief Financial Officer	April 1, 2024
/s/ EDWARD N. ANTOIAN **Edward N. Antoian**	Director	April 1, 2024
/s/ KELLY CAMPBELL **Kelly Campbell**	Director	April 1, 2024
/s/ HARRY S. CHERKEN, JR. **Harry S. Cherken Jr.**	Director	April 1, 2024
/s/ MARY C. EGAN **Mary C. Egan**	Director	April 1, 2024
/s/ MARGARET A. HAYNE **Margaret A. Hayne**	Director	April 1, 2024
/s/ AMIN N. MAREDIA **Amin N. Maredia**	Director	April 1, 2024
/s/ WESLEY MCDONALD **Wesley McDonald**	Director	April 1, 2024
/s/ TODD R. MORGENFELD **Todd R. Morgenfeld**	Director	April 1, 2024
/s/ JOHN C. MULLIKEN **John C. Mulliken**	Director	April 1, 2024

URBAN OUTFITTERS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Urban Outfitters, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Urban Outfitters, Inc. and subsidiaries (the "Company") as of January 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2024, based on criteria established in *lnternal Control - lntegrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Retail Location Asset Impairment — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company evaluates retail location assets for impairment when events or changes in circumstances exist that may indicate that the carrying amounts of retail location assets may not be recoverable. Events that result in an impairment review include plans to close a retail location, a significant decrease in the operating results of the retail location or significant adverse changes in the business climate. When such events or changes in circumstances occur, the Company evaluates its retail location assets for impairment by comparing the undiscounted future cash flows expected to be generated by the location to the location assets' carrying amount. If the carrying amount of the location assets exceed the estimated undiscounted future cash flows, an analysis is performed to estimate the fair value of the assets. An impairment charge is recorded if the fair value of the retail location assets is less than the carrying amount. Retail location asset impairment charges of $3.64 million are included in the Company's Store Impairment and Lease Abandonment Charges for the fiscal year ended January 31, 2024.

The Company makes significant assumptions to evaluate retail location assets for possible indications of impairment. When an indication of impairment is identified, management makes significant assumptions to estimate cash flows from forecasts of sales and gross profit for retail locations and, when the carrying amount of the location assets exceed those cash flows, to determine the fair value of the Company's lease right-of-use assets.

Given the Company's evaluation of retail location asset impairment requires management to make significant assumptions, performing audit procedures to evaluate whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of retail location assets may not be recoverable, and, when applicable, developed reasonable forecasts of sales and gross profit and fair value estimates for lease right-of-use assets, including the methodology applied and the measurement inputs of market rent, required a high degree of auditor judgment and an increased extent of effort, including the assistance of our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to evaluate whether management appropriately identified events or changes in circumstances indicating that the carrying amounts of retail location assets may not be recoverable, and, when applicable, developed reasonable forecasts of sales and gross profit and determined fair value estimates for lease right-of-use assets, included the following, among others:

- We tested the effectiveness of the controls over management's identification of events or changes in circumstances that indicate that the carrying amounts of retail location assets may not be recoverable, the review of forecasts of sales and gross profit and the review of the methodology and the measurement inputs of market rent, underlying the fair value estimates for lease right-of-use assets.

- We evaluated management's impairment analysis by:

  - Testing retail location assets for possible indications of impairment, including searching for locations with a current period loss and a history of losses.

  - Evaluating whether the events or changes in circumstances that may have existed were identified by management, consistent with evidence obtained in other areas of the audit.

- We evaluated management's ability to accurately estimate cash flow from forecasts of sales and gross profit for retail locations and the reasonableness of the forecasts by comparing them to:

  - Historical sales and gross profit.

  - Internal communications to management and the board of directors.

  - External communications made by management to analysts and investors.

  - External information regarding retail industry growth and trends.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the valuation methodology applied and fair value determined for the lease right-of-use assets by:

  - Testing the methodology applied and measurement inputs of market rent, underlying the determination of the fair value and the mathematical accuracy of the calculation.

  - Developing a range of independent estimates and comparing those to the fair value determined by management.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
April 1, 2024

We have served as the Company's auditor since 2005.

URBAN OUTFITTERS, INC.

Consolidated Balance Sheets
(in thousands, except share and per share data)

		January 31, 2024		January 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	178,321	$	201,260
Marketable securities		286,744		181,378
Accounts receivable, net of allowance for doubtful accounts of $1,465 and $1,496, respectively		67,008		70,339
Inventory		550,242		587,510
Prepaid expenses and other current assets		200,188		197,232
Total current assets		1,282,503		1,237,719
Property and equipment, net		1,286,541		1,187,735
Operating lease right-of-use assets		920,396		959,436
Marketable securities		314,152		102,844
Deferred income taxes and other assets		307,617		195,178
Total Assets	$	4,111,209	$	3,682,912
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	253,342	$	257,620
Current portion of operating lease liabilities		226,645		232,672
Accrued compensation and benefits		122,708		77,505
Accrued expenses and other current liabilities		391,510		322,577
Total current liabilities		994,205		890,374
Non-current portion of operating lease liabilities		851,853		884,696
Deferred rent and other liabilities		152,611		115,159
Total Liabilities		1,998,669		1,890,229
Commitments and contingencies (see Note 15)				
Shareholders' equity:				
Preferred shares; $.0001 par value, 10,000,000 shares authorized, none issued		—		—
Common shares; $.0001 par value, 200,000,000 shares authorized, 92,787,522 and 92,180,709 shares issued and outstanding, respectively		9		9
Additional paid-in-capital		37,943		15,248
Retained earnings		2,113,735		1,826,061
Accumulated other comprehensive loss		(39,147)		(48,635)
Total Shareholders' Equity		2,112,540		1,792,683
Total Liabilities and Shareholders' Equity	$	4,111,209	$	3,682,912

The accompanying notes are an integral part of these consolidated financial statements.

URBAN OUTFITTERS, INC.

Consolidated Statements of Income
(in thousands, except share and per share data)

	Fiscal Year Ended January 31,					
		2024		2023		2022
Net sales	$	5,153,237	$	4,795,244	$	4,548,763
Cost of sales (excluding store impairment and lease abandonment charges)		3,425,958		3,361,611		3,054,813
Store impairment and lease abandonment charges		11,875		6,417		—
Gross profit		1,715,404		1,427,216		1,493,950
Selling, general and administrative expenses		1,339,205		1,200,593		1,085,384
Asset impairment		6,404		—		—
Income from operations		369,795		226,623		408,566
Interest income		23,631		2,041		2,343
Interest expense		(7,662)		(1,315)		(1,104)
Other expense		(4,157)		(6,070)		(5,174)
Income before income taxes		381,607		221,279		404,631
Income tax expense		93,933		61,580		94,015
Net income	$	287,674	$	159,699	$	310,616
Net income per common share:						
Basic	$	3.10	$	1.71	$	3.17
Diluted	$	3.05	$	1.70	$	3.13
Weighted-average common shares outstanding:						
Basic		92,697,751		93,199,874		98,022,583
Diluted		94,327,785		94,144,062		99,268,705

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income
(in thousands)

	Fiscal Year Ended January 31,					
		2024		2023		2022
Net income	$	287,674	$	159,699	$	310,616
Other comprehensive income (loss):						
Foreign currency translation		4,448		(20,620)		(5,254)
Change in unrealized gains (losses) on marketable securities, net of tax		5,040		(3,185)		(2,456)
Total other comprehensive income (loss)		9,488		(23,805)		(7,710)
Comprehensive income	$	297,162	$	135,894	$	302,906

The accompanying notes are an integral part of these consolidated financial statements.

URBAN OUTFITTERS, INC.

Consolidated Statements of Shareholders' Equity
(in thousands, except share data)

	Common Shares			Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Number of Shares	Par Value					
Balances as of January 31, 2021	97,815,985	$	10	$ 19,360	$ 1,475,108	$ (17,120)	$ 1,477,358
Comprehensive income	—		—	—	310,616	(7,710)	302,906
Share-based compensation	—		—	25,741	—	—	25,741
Share-based awards	803,300		—	3,290	—	—	3,290
Share repurchases	(2,188,241)		—	(48,391)	(15,164)	—	(63,555)
Balances as of January 31, 2022	96,431,044		10	—	1,770,560	(24,830)	1,745,740
Comprehensive income	—		—	—	159,699	(23,805)	135,894
Share-based compensation	—		—	29,449	—	—	29,449
Share-based awards	734,882		—	376	—	—	376
Share repurchases	(4,985,217)		(1)	(14,577)	(104,198)	—	(118,776)
Balances as of January 31, 2023	92,180,709		9	15,248	1,826,061	(48,635)	1,792,683
Comprehensive income	—		—	—	287,674	9,488	297,162
Share-based compensation	—		—	30,508	—	—	30,508
Share-based awards	916,950		—	594	—	—	594
Share repurchases	(310,137)		—	(8,407)	—	—	(8,407)
Balances as of January 31, 2024	92,787,522		9	37,943	2,113,735	(39,147)	2,112,540

The accompanying notes are an integral part of these consolidated financial statements.

URBAN OUTFITTERS, INC.

Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended January 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 287,674	$ 159,699	$ 310,616
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	102,487	102,339	105,672
Non-cash lease expense	202,265	193,863	193,032
Provision (benefit) for deferred income taxes	24,711	(2,577)	(2,695)
Share-based compensation expense	30,508	29,449	25,741
Amortization of tax credit investment	15,906	—	—
Store impairment and lease abandonment charges	11,875	6,417	—
Asset impairment	6,404	—	—
Loss on disposition of property and equipment, net	309	982	1
Changes in assets and liabilities:			
Receivables	3,708	(7,103)	26,029
Inventory	38,785	(22,286)	(181,898)
Prepaid expenses and other assets	(53,532)	(31,257)	(10,209)
Payables, accrued expenses and other liabilities	74,185	(49,593)	124,840
Operating lease liabilities	(235,874)	(237,204)	(231,810)
Net cash provided by operating activities	509,411	142,729	359,319
Cash flows from investing activities:			
Cash paid for property and equipment	(199,625)	(199,513)	(262,429)
Cash paid for marketable securities	(649,389)	(109,148)	(505,936)
Sales and maturities of marketable securities	347,366	276,650	280,701
Initial cash payment for tax credit investment	(20,000)	—	—
Net cash used in investing activities	(521,648)	(32,011)	(487,664)
Cash flows from financing activities:			
Proceeds from the exercise of share-based awards	594	376	3,290
Share repurchases related to share repurchase program	—	(112,016)	(55,765)
Share repurchases related to taxes for share-based awards	(8,407)	(6,760)	(7,790)
Tax credit investment liability payments	(4,319)	—	—
Net cash used in financing activities	(12,132)	(118,400)	(60,265)
Effect of exchange rate changes on cash and cash equivalents	1,430	2,367	(450)
Decrease in cash and cash equivalents	(22,939)	(5,315)	(189,060)
Cash and cash equivalents at beginning of period	201,260	206,575	395,635
Cash and cash equivalents at end of period	$ 178,321	$ 201,260	$ 206,575
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 55,164	$ 50,759	$ 111,632
Non-cash investing activities—Accrued capital expenditures	$ 27,559	$ 17,075	$ 57,255
Non-cash investing activities—Accrued tax credit investment installments	$ 62,120	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data)

1. Nature of Business

Urban Outfitters, Inc. (the "Company" or "Urban Outfitters"), which was founded in 1970, was incorporated in the Commonwealth of Pennsylvania in 1976. The principal business activity of the Company is the operation of a general consumer product retail, wholesale and subscription business selling to customers through various channels including retail locations, websites, catalogs and mobile applications. As of January 31, 2024 and 2023, the Company operated 706 and 700 stores, respectively. Stores located in the United States totaled 580 as of January 31, 2024 and 575 as of January 31, 2023. Operations in Europe and Canada included 97 stores and 29 stores as of January 31, 2024, respectively, and 94 stores and 31 stores as of January 31, 2023, respectively. In addition, the Company's Wholesale segment sold and distributed apparel to department and specialty stores worldwide, digital businesses and to the Company's Retail segment. The Company's Nuuly segment consists of the Nuuly brand, which is a monthly women's apparel subscription rental service.

2. Summary of Significant Accounting Policies

Fiscal Year-End

The Company operates on a fiscal year ending January 31 of each year. All references to fiscal years of the Company refer to the fiscal years ended on January 31 in those years. For example, the Company's fiscal 2024 ended on January 31, 2024.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and all of its subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash and short-term highly liquid investments with maturities of less than three months at the time of purchase. These short-term highly liquid investments are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. As of January 31, 2024 and 2023, cash and cash equivalents included cash on hand, cash in banks, money market accounts and marketable securities with maturities of less than three months at the time of purchase.

Marketable Securities

All of the Company's marketable securities as of January 31, 2024 and January 31, 2023 are classified as available-for-sale and are carried at fair value. Interest on these securities, as well as the amortization of discounts and premiums, is included in "Interest income" in the Consolidated Statements of Income. The Company records unrealized gains and losses on these securities (other than mutual funds held in the rabbi trust for the Urban Outfitters, Inc. Non-qualified Deferred Compensation Plan (See Note 4, "Marketable Securities")) as a component of "Other comprehensive income (loss)" in the Consolidated Statements of Comprehensive Income and in "Accumulated other comprehensive loss" within "Shareholders' equity" in the Consolidated Balance Sheets until realized, except when the Company considers declines in value to be other than temporary. Other than temporary impairment losses related to credit losses are considered to be realized losses. Mutual funds held in the rabbi trust have been accounted for under the fair value option, which results in all unrealized gains and losses being recorded in "Interest income" in the Consolidated Statements of Income. When available-for-sale securities are sold, the cost of the securities is specifically identified and is used to determine the realized gain or loss. Securities classified as current assets have maturity dates of less than or equal to one year from the balance sheet date. Securities classified as non-current assets have maturity dates greater than one year from the balance sheet date.

(in thousands, except share and per share data)

Accounts Receivable

Accounts receivable primarily consists of amounts due from the Company's wholesale customers as well as credit card receivables outstanding with third-party credit card vendors. The activity of the allowance for doubtful accounts for the years ended January 31, 2024, 2023 and 2022 was as follows:

	Balance at beginning of year	Additions	Deductions	Balance at end of year
Year ended January 31, 2024	$ 1,496	3,913	(3,944)	$ 1,465
Year ended January 31, 2023	$ 1,348	4,071	(3,923)	$ 1,496
Year ended January 31, 2022	$ 4,028	797	(3,477)	$ 1,348

Inventory

Inventory, which consists primarily of general consumer merchandise held for sale, is valued at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method and includes the cost of merchandise and import-related costs, including freight, import duties and taxes and agent commissions. A periodic review of inventory is performed in order to determine if inventory is properly stated at the lower of cost or net realizable value. Factors the Company considers in its review, such as future expected consumer demand and fashion trends, current aging, current and anticipated retail markdowns or wholesale discounts and class or type of inventory, are analyzed to determine estimated net realizable value. Criteria that the Company considers in its review of aging trends include average selling cycle and seasonality of merchandise, the historical rate at which merchandise has sold below cost during the prior 12 months and the value and nature of merchandise currently held in inventory and priced below original cost. A provision is recorded to reduce the cost of inventory to its estimated net realizable value, if appropriate. The majority of inventory at January 31, 2024 and 2023 consisted of finished goods. Raw materials and work-in-process were not material to the overall inventory value.

Property and Equipment

Property and equipment are stated at cost and primarily consist of store leasehold improvements, furniture and fixtures, buildings and other operating equipment. Depreciation is computed using the straight-line method over the lesser of the lease term or useful life for leasehold improvements, five years for furniture and fixtures, 39 years for buildings and three to 15 years for other operating equipment. Major renovations or improvements that extend the service lives of our assets are capitalized over the lesser of the extension period, life of the improvement, or the remaining term of the lease.

Rental Product

The cost of Nuuly Rent rental product is amortized to cost of sales over the subscription period based on the cost of each unit rented, which is estimated based on the number of times the unit is expected to be rented and the cost of the rental product. Lost, damaged and retired rental product is also charged to cost of sales. Purchases of rental product were $150,668, $103,260, and $37,315 for fiscal 2024, 2023 and 2022, respectively.

Impairment of Long-lived Assets

The Company reviews the carrying values of its definite-lived, long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events that result in an impairment review include plans to close a retail location, distribution or fulfillment center, a significant decrease in the operating results of a long-lived asset or significant adverse changes in the business climate. The Company's retail locations are reviewed for impairment at the retail location level, which is the lowest level at which individual cash flows can be identified. Newly opened retail locations may take time to generate positive operating and cash flow results. Factors such as store type (e.g., mall versus free-standing), location (e.g., urban area versus college campus or suburb), current marketplace awareness of our brands, local customer demographic data and current fashion trends are all considered in determining the time frame required for a retail location to achieve positive financial results. When events indicate that an asset may be impaired and the estimated undiscounted cash flows (based on forecasts of sales and gross profit) are less than the carrying amount of the asset, the impaired asset is adjusted to its estimated fair value and an impairment loss is recorded. The estimated fair value of the asset or asset group is based on future cash flows of the asset or asset group. For lease right-of-use assets, the Company determines the estimated fair value of the assets by comparing the discounted contractual rent payments to estimated market rent using an acceptable valuation methodology. During fiscal 2024, the Company recorded impairment charges for 15 locations, totaling $3,644, with a carrying value after impairment of $41,046 related to the right-of-use assets. During fiscal 2023, the Company recorded impairment charges for 19 locations, totaling $6,417, with a carrying value after impairment of $48,970 related to the right-of-use assets. Additionally, during

fiscal 2024 the Company recorded an asset impairment charge of $6,404 related to the write-off of "Property and Equipment, net" of the Nuuly Thrift marketplace.

Leases

The Company has operating leases for stores, distribution and fulfillment centers, corporate offices and equipment that are recognized as right-of-use assets and lease liabilities. The Company subleases certain properties to third parties. The Company has elected not to record a lease liability and right-of-use asset for leases with original terms of 12 months or less. The Company has elected the practical expedient to not separate non-lease components from lease components as it pertains to real estate leases.

Store leases generally have initial lease terms that range from 5 to 15 years, some of which contain options to extend the lease for one or two 5-year periods. Payments related to a renewal period are included in the lease liability and right-of-use asset only when the Company is reasonably certain that it will exercise the option to renew the lease for an extended period of time. Certain leases may contain variable lease payments such as rent based on a percentage of net sales. Variable lease payments may be subject to a breakpoint threshold of fixed rent. Variable lease payments, other than those that depend on an index or a rate, are not included in the measurement of the lease liability. The lease liability is calculated at the present value of certain future payments, discounted using the Company's incremental borrowing rate, which approximates the rate of interest the Company would pay to borrow an amount equal to the lease payments on a fully collateralized basis over a similar term. Significant judgment is used in determining the incremental borrowing rate related to estimates for credit rating, credit spread and the impact of collateral. The Company developed incremental borrowing rates at a lease portfolio level. The right-of-use asset is initially equal to the value of the lease liability less any amounts received from the landlord as incentives or tenant improvement allowances.

Revenue Recognition

Merchandise: Merchandise is sold through retail stores, catalogs and the digital sales channel, as well as to wholesale customers, franchise partners and Nuuly customers. Revenue is recognized when control of the promised goods is transferred to the customer. The Company has elected to treat shipping and handling as fulfillment activities and not a separate performance obligation. Accordingly, the Company will recognize merchandise revenue for the Retail segment for its single performance obligation at the point of sale, when furniture is delivered or at the time of shipment for non-furniture merchandise, which is when transfer of control to the customer occurs. A Nuuly Rent customer may purchase merchandise in her possession that was included in the order that was delivered as part of the monthly subscription rental service. The Company recognizes merchandise revenue for Nuuly Rent for its single performance obligation when the customer purchases the merchandise through the website or mobile application. Revenue does not include taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-producing activities. Revenue is recognized net of estimated customer returns. Retail segment return policies vary by brand, but generally provide for no time limit on returns and the refund to be issued in either the form of original payment or as a gift card. Uncollectible accounts receivable in the Retail and Nuuly segments primarily results from unauthorized credit card transactions. The Company maintains an allowance for doubtful accounts for its Wholesale segment accounts receivable, which management reviews on a regular basis and believes is sufficient to cover potential credit losses and billing adjustments. Payment terms in the Wholesale segment vary by customer.

Subscription Fees: Revenue for Nuuly Rent is primarily generated through monthly subscription fees. The monthly subscription rental fee is recognized over the monthly period over which the customer's monthly subscription fee pertains. The subscription automatically renews on a monthly basis until cancelled or paused by the customer at which point the customer will not be billed for future months until the subscription is no longer on hold.

Gift Cards: The Company accounts for a gift card transaction by recording a liability at the time the gift card is issued to the customer in exchange for consideration from the customer. At the time of issuance, the Company has an open performance obligation for the future delivery of promised goods or services. The liability remains outstanding until the card is redeemed by the customer, at which time the Company recognizes revenue. Over time, a portion of the outstanding gift cards will not be redeemed by the customer which we refer to as "breakage". Revenue is recognized from breakage over time in proportion to gift card redemptions. Judgment is used in determining the amount of breakage revenue to be recognized and is based on historical gift card redemption patterns. Gift card breakage revenue is included in net sales and is not material. The Company's gift cards do not expire.

Sales Return Reserve

The Company records a sales return reserve for estimated product returns where the sale has occurred during the period reported, but the return is likely to occur subsequent to the period reported. The reserve for estimated product returns is based on the Company's

(in thousands, except share and per share data)

most recent historical return trends. If the actual return rate is materially different than the Company's estimate, sales returns would be adjusted in the future. The costs of returns are recorded as a current asset rather than net with the sales return reserve. As of January 31, 2024, 2023 and 2022, the sales return reserve was $80,512, $70,147 and $69,817, respectively.

Cost of Sales

Cost of sales includes the following: the cost of merchandise; merchandise markdowns; obsolescence and shrink provisions; store and fulfillment center occupancy costs, including rent, depreciation, common area maintenance costs and real estate taxes; delivery expense; inbound and outbound freight; customs related taxes and duties; inventory acquisition and purchasing costs; design costs; warehousing and handling costs; the amortization of rental product; the net unamortized cost of rental product at time of purchase by a customer; and other inventory and rental product acquisition related costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses includes expenses such as direct selling and selling supervisory expenses; marketing and web creative expenses; various corporate expenses such as information technology, finance, loss prevention, talent acquisition, home office and executive management expenses; share-based compensation expense; and other associated general expenses.

Shipping and Handling Revenues and Costs

The Company includes shipping and handling revenues in net sales and shipping and handling costs in cost of sales. The Company's shipping and handling revenues consist of amounts billed to customers for shipping and handling merchandise. Shipping and handling costs include shipping supplies, related labor costs and third-party shipping costs.

Advertising

The Company expenses the costs of advertising when the advertising occurs, except for certain digital channel advertising, which is capitalized and expensed when the catalog is mailed or the content is published on the Company's websites and mobile applications. Advertising costs primarily relate to Retail segment marketing expenses which are comprised of web marketing, catalog printing, paper, postage and other costs related to production of photographic images used in the Company's catalogs, websites, mobile applications and social media campaigns. If there is no expected future benefit, the cost of advertising is expensed when incurred. Advertising costs reported as prepaid expenses were $1,384 and $1,740 as of January 31, 2024, and 2023, respectively, and are included in "Prepaid expenses and other current assets" in the Consolidated Balance Sheets. Advertising expenses were $322,252, $279,174 and $254,073 for fiscal 2024, 2023 and 2022, respectively. In addition, the Company incurred web creative expenses of $79,684, $65,474 and $59,746 for fiscal 2024, 2023 and 2022, respectively. Advertising expenses and web creative expenses are both included in "Selling, general and administrative expenses" in the Consolidated Statements of Income.

Store Opening Costs

The Company expenses all store opening and organization costs as incurred, including travel, training, recruiting, salaries and other operating costs, and all such costs are included in "Selling, general and administrative expenses" in the Consolidated Statements of Income.

Website Development Costs

The Company capitalizes applicable costs incurred during the application and infrastructure development stage and expenses costs incurred during the planning and operating stage. During fiscal 2024, 2023 and 2022, capitalized costs related to internally generated internal-use software were not material.

Income Taxes

The Company utilizes a balance sheet approach to provide for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of net operating loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities. Investment tax credits or grants are accounted for in the period earned. The Company files a consolidated United States federal income tax return (see Note 10, "Income Taxes," for a further discussion of income taxes). The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

(in thousands, except share and per share data)

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted net income per common share is computed by dividing net income by the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents include the effect of stock options, stock appreciation rights ("SAR's"), restricted stock units ("RSU's") and performance stock units ("PSU's").

Comprehensive Income and Accumulated Other Comprehensive Loss

Comprehensive income is comprised of two subsets—net income and other comprehensive income (loss). Amounts included in accumulated other comprehensive loss relate to foreign currency translation adjustments and unrealized gains or losses on marketable securities. The foreign currency translation adjustments are not adjusted for income taxes because these adjustments relate to non-U.S. subsidiaries for which foreign earnings have been designated as permanently reinvested. Accumulated other comprehensive loss consisted of foreign currency translation losses of $38,376 and $42,824 as of January 31, 2024 and January 31, 2023, respectively, and unrealized losses, net of tax, on marketable securities of $771 and $5,811 as of January 31, 2024 and January 31, 2023, respectively. The tax effect of the unrealized gains (losses) on marketable securities recorded in comprehensive income was $49, $1,054 and ($1,249) during fiscal 2024, 2023 and 2022, respectively. Gross realized gains and losses are included in "Interest income" in the Consolidated Statements of Income and were not material to the Company's Consolidated Financial Statements for all three years presented.

Foreign Currency

The financial statements of the Company's foreign operations are translated into U.S. dollars. Assets and liabilities are translated at current exchange rates as of the balance sheet date, equity accounts at historical exchange rates, while income statement accounts are translated at the average rates in effect during the year. Translation adjustments are not included in determining net income, but are included in "Accumulated other comprehensive loss" within "Shareholders' equity." Remeasurement gains and losses included in operating results for fiscal years 2024, 2023 and 2022 were not material.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company manages the credit risk associated with cash, cash equivalents and marketable securities by investing in high-quality securities held with reputable trustees and, by policy, limiting the amount of credit exposure to any one issuer or issue, as well as providing limitations on investment duration. The Company's investment policy requires that its cash, cash equivalents and marketable securities are invested in corporate and municipal bonds rated "BBB" or better, commercial paper and federally insured or guaranteed investment vehicles such as certificates of deposit, United States treasury bills and federal government agencies. Receivables from third-party credit cards are processed by financial institutions, which are monitored for financial stability. The Company regularly evaluates the financial condition of its Wholesale segment customers. The Company's allowance for doubtful accounts reflects current market conditions and management's assessment regarding the collectability of its accounts receivable. The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant risks related to its cash accounts.

Commitments and Contingencies

From time to time, the Company is named as a defendant in legal actions arising from normal business activities. The Company records a reserve for estimated losses when information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued an accounting standards update which includes amendments that further enhance income tax disclosures. The update requires disaggregated information about an entity's effective tax rate reconciliation and income taxes paid by jurisdiction, among other changes. The update will be effective for the Company in its annual consolidated financial statements for the fiscal year ending January 31, 2026, with early adoption permitted, and can be applied prospectively or retrospectively. The Company is currently assessing this update and the additional disclosures that will be required within the notes to its consolidated financial statements.

(in thousands, except share and per share data)

In November 2023, the FASB issued an accounting standards update that introduces additional segment disclosure requirements. The update requires entities to quantitatively disclose significant segment expenses that are regularly provided to the chief operating decision maker for each reportable segment as well as an amount for other segment items for each reportable segment and a description of their composition. Entities are also required to disclose how reported measures of segment profit or loss are used in assessing segment performance and deciding how to allocate resources. The update will be effective for the Company in its annual consolidated financial statements for the fiscal year ending January 31, 2025, and interim periods thereafter. The Company is currently assessing this update and expects adoption of this update to result in additional disclosures in the notes to its consolidated financial statements. The update will be applied retrospectively to all prior periods presented.

3. Revenue from Contracts with Customers

Contract receivables occur when the Company satisfies all of its performance obligations under a contract and recognizes revenue prior to billing or receiving consideration from a customer for which it has an unconditional right to payment. Contract receivables arise from credit card and other electronic payment transactions and sales to the Company's Wholesale segment customers and franchisees. For the year ended January 31, 2024, the opening and closing balance of contract receivables, net of allowance for doubtful accounts, was $70,339 and $67,008, respectively. For the year ended January 31, 2023, the opening and closing balance of contract receivables, net of allowance for doubtful accounts, was $63,760 and $70,339, respectively. Contract receivables are included in "Accounts receivable, net of allowance for doubtful accounts" in the Consolidated Balance Sheets.

Contract liabilities represent unearned revenue and result from the Company receiving consideration in a contract with a customer for which it has not satisfied all of its performance obligations. The Company's contract liabilities result from the issuance of gift cards, customer deposits, Nuuly Rent deferred subscription fee revenue and customer loyalty programs. Gift cards are expected to be redeemed within two years of issuance, with the majority of redemptions occurring in the first year. For the year ended January 31, 2024, the opening and closing balance of contract liabilities was $82,867 and $91,408, respectively. For the year ended January 31, 2023, the opening and closing balance of contract liabilities was $78,717 and $82,867, respectively. Contract liabilities are included in "Accrued expenses and other current liabilities" in the Consolidated Balance Sheets. During the year ended January 31, 2024, the Company recognized $37,751 of revenue that was included in the contract liability balance at the beginning of the period. During the year ended January 31, 2023, the Company recognized $36,850 of revenue that was included in the contract liability balance at the beginning of the period.

See Note 17, "Segment Reporting," for additional information including net sales recorded by reportable segment and net sales from contracts with customers by merchandise category.

(in thousands, except share and per share data)

4. Marketable Securities

During all periods shown, marketable securities are classified as available-for-sale. The amortized cost, gross unrealized gains (losses) and fair values of available-for-sale securities by major security type and class of security as of January 31, 2024 and 2023 are as follows:

	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
As of January 31, 2024				
Short-term Investments:				
Corporate bonds	$ 123,418	$ 27	$ (883)	$ 122,562
Federal government agencies	68,730	35	(94)	68,671
Municipal and pre-refunded municipal bonds	47,915	9	(414)	47,510
US Treasury securities	27,231	—	(36)	27,195
Certificates of deposit	10,249	—	—	10,249
Commercial paper	10,557	—	—	10,557
	288,100	71	(1,427)	286,744
Long-term Investments:				
Corporate bonds	$ 147,924	$ 441	$ (388)	$ 147,977
Federal government agencies	65,698	138	(94)	65,742
Municipal and pre-refunded municipal bonds	39,243	160	(35)	39,368
US Treasury securities	34,604	169	(26)	34,747
Certificates of deposit	11,250	—	—	11,250
Mutual funds, held in rabbi trust	13,817	1,344	(93)	15,068
	312,536	2,252	(636)	314,152
	$ 600,636	$ 2,323	$ (2,063)	$ 600,896
As of January 31, 2023				
Short-term Investments:				
Corporate bonds	$ 83,184	$ —	$ (947)	$ 82,237
Federal government agencies	6,501	—	(1)	6,500
Municipal and pre-refunded municipal bonds	48,141	—	(688)	47,453
US Treasury securities	23,561	1	(10)	23,552
Commercial paper	21,636	—	—	21,636
	183,023	1	(1,646)	181,378
Long-term Investments:				
Corporate bonds	$ 62,594	$ 22	$ (3,319)	$ 59,297
Federal government agencies	9,021	13	(2)	9,032
Municipal and pre-refunded municipal bonds	23,437	5	(1,154)	22,288
Certificates of deposit	249	—	—	249
Mutual funds, held in rabbi trust	13,402	—	(1,424)	11,978
	108,703	40	(5,899)	102,844
	$ 291,726	$ 41	$ (7,545)	$ 284,222

Proceeds from the sales and maturities of available-for-sale securities were $347,366, $276,650 and $280,701 in fiscal 2024, 2023 and 2022, respectively. The Company included in “Interest income,” in the Consolidated Statements of Income, a net realized loss of $4 during fiscal 2024, a net realized loss of $1,465 during fiscal 2023 and a net realized gain of $11 during fiscal 2022. Amortization of discounts and premiums, net, resulted in a benefit included in "Interest income" of $4,338 in fiscal 2024 and a reduction included in “Interest income” of $4,512 and $6,614 for fiscal 2023 and 2022, respectively. Mutual funds represent assets held in an irrevocable rabbi trust for the Company’s Non-qualified Deferred Compensation Plan (“NQDC”). These assets are a source of funds to match the funding obligations to participants in the NQDC but are subject to the Company’s general creditors. The Company elected the fair value option for financial assets for the mutual funds held in the rabbi trust resulting in all unrealized gains and losses being recorded in “Interest income” in the Consolidated Statements of Income.

(in thousands, except share and per share data)

The following tables show the gross unrealized losses and fair value of the Company's marketable securities with unrealized losses that are not deemed to have credit losses, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at January 31, 2024 and 2023, respectively.

	January 31, 2024					
	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	$ 104,563	$ (168)	$ 53,680	$ (1,103)	$ 158,243	$ (1,271)
Federal government agencies	74,516	(188)	—	—	74,516	(188)
Municipal and pre-refunded municipal bonds	24,070	(48)	21,613	(401)	45,683	(449)
US Treasury securities	35,135	(62)	—	—	35,135	(62)
Mutual funds, held in rabbi trust	1,059	(93)	—	—	1,059	(93)
Total	$ 239,343	$ (559)	$ 75,293	$ (1,504)	$ 314,636	$ (2,063)

	January 31, 2023					
	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds	$ 23,569	$ (51)	$ 116,136	$ (4,215)	$ 139,705	$ (4,266)
Federal government agencies	9,517	(3)	—	—	9,517	(3)
Municipal and pre-refunded municipal bonds	2,849	(90)	64,079	(1,752)	66,928	(1,842)
US Treasury securities	14,221	(3)	1,993	(7)	16,214	(10)
Mutual funds, held in rabbi trust	11,333	(1,424)	—	—	11,333	(1,424)
Total	$ 61,489	$ (1,571)	$ 182,208	$ (5,974)	$ 243,697	$ (7,545)

As of January 31, 2024 and 2023, there were a total of 267 and 262 securities with unrealized loss positions within the Company's portfolio, respectively.

5. Fair Value

The Company utilizes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach that relate to its financial assets and financial liabilities). The levels of the hierarchy are described as follows:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the Company's own assumptions.

Management's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and liabilities and their placement within the fair value hierarchy. The Company's financial assets that are accounted for at fair value on a recurring basis are presented in the tables below:

	Marketable Securities Fair Value as of January 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ —	$ 270,539	$ —	$ 270,539
Federal government agencies	—	134,413	—	134,413
Municipal and pre-refunded municipal bonds	—	86,878	—	86,878
US Treasury securities	—	61,942	—	61,942
Certificates of deposit	—	21,499	—	21,499
Mutual funds, held in rabbi trust	15,068	—	—	15,068
Commercial paper	—	10,557	—	10,557
	$ 15,068	$ 585,828	$ —	$ 600,896

(in thousands, except share and per share data)

	Marketable Securities Fair Value as of January 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ —	$ 141,534	$ —	$ 141,534
Federal government agencies	—	15,532	—	15,532
Municipal and pre-refunded municipal bonds	—	69,741	—	69,741
US Treasury securities	—	23,552	—	23,552
Certificates of deposit	—	249	—	249
Mutual funds, held in rabbi trust	11,978	—	—	11,978
Commercial paper	—	21,636	—	21,636
	$ 11,978	$ 272,244	$ —	$ 284,222

Financial assets

Level 1 assets consist of financial instruments whose value has been based on inputs that use, as their basis, readily observable market data that are actively quoted and are validated through external sources, including third-party pricing services and brokers.

Level 2 assets consist of financial instruments whose value has been based on quoted prices for similar assets and liabilities in active markets as well as quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 assets consist of financial instruments where there has been no active market. The Company held no Level 3 financial instruments as of January 31, 2024 and January 31, 2023.

The fair value of cash and cash equivalents (Level 1) approximates carrying value since cash and cash equivalents consist of short-term highly liquid investments with maturities of less than three months at the time of purchase. As of January 31, 2024 and 2023, cash and cash equivalents included cash on hand, cash in banks, money market accounts and marketable securities with maturities of less than three months at the time of purchase.

Non-financial assets

The Company's non-financial assets, primarily consisting of property and equipment and lease-related right-of-use assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The fair value of property and equipment was determined using a discounted cash-flow model that utilized Level 3 inputs. The Company's retail locations are reviewed for impairment at the retail location level, which is the lowest level at which individual cash flows can be identified. In calculating future cash flows, the Company makes estimates regarding future operating results based on its experience and knowledge of market factors in its retail locations. Right-of-use assets are tested for impairment in the same manner as property and equipment. For lease right-of-use assets, the Company determines the estimated fair value of the assets by comparing the discounted contractual rent payments to estimated market rent using an acceptable valuation methodology. During fiscal 2024 and 2023, the Company determined that certain long-lived assets at the Company's retail locations were unable to recover their carrying value. These assets were written down to their fair values resulting in impairment charges of $3,644 and $6,417 in fiscal 2024 and 2023, respectively. Additionally, during fiscal 2024 the Company recorded an asset impairment charge of $6,404 related to the write-off of "Property and Equipment, net" of the Nuuly Thrift marketplace.

(in thousands, except share and per share data)

6. Property and Equipment

Property and equipment is summarized as follows:

	January 31, 2024	January 31, 2023
Land	$ 55,536	$ 55,229
Buildings	633,850	467,703
Furniture and fixtures	430,688	419,712
Leasehold improvements	874,643	846,153
Other operating equipment	674,258	460,531
Construction-in-progress	96,157	358,787
	2,765,132	2,608,115
Accumulated depreciation	(1,478,591)	(1,420,380)
Total	$ 1,286,541	$ 1,187,735

Depreciation expense for property and equipment in fiscal 2024, 2023 and 2022 was $106,825, $97,827 and $99,058, respectively.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	January 31, 2024	January 31, 2023
Sales return reserves	$ 80,512	$ 70,147
Gift cards and merchandise credits	69,187	65,697
Accrued sales and VAT taxes	26,796	26,979
Accrued rents, estimated property taxes and other property expenses	36,619	38,049
Federal, state and foreign income taxes	9,815	6,878
Accrued construction	27,598	17,102
Current portion of low-income housing tax credit liability	10,507	—
Other current liabilities	130,476	97,725
Total	$ 391,510	$ 322,577

8. Debt

On February 10, 2023, the Company and certain of its subsidiaries entered into the fourth amendment (the "Fourth Amendment") to the Company's amended and restated credit agreement (the "Amended Credit Agreement"), amending the Company's asset-based revolving credit facility with its lenders, including JPMorgan Chase Bank, N.A., as administrative agent, joint lead arranger and co-book managers along with Wells Fargo Bank, National Association (the "Amended Credit Facility"). The Fourth Amendment permits the Company to purchase an equity membership interest in a federal low-income housing tax credit entity. See Note 10, "Income Taxes," for further discussion of the investment.

The Amended Credit Facility provides for loans and letters of credit up to $350,000, subject to a borrowing base that is comprised of the Company's eligible accounts receivable and inventory and includes a swing-line sub-facility, a multicurrency sub-facility and the option to expand the facility by up to $150,000. Borrowings under the Amended Credit Facility may be used for working capital and other general corporate purposes. The Amended Credit Facility matures in June 2027.

The Amended Credit Facility provides for interest on borrowings, at the Company's option, at either (i) adjusted SOFR, CDOR, SONIA or EURIBOR plus an applicable margin ranging from 1.125% to 1.375%, or (ii) an adjusted ABR plus an applicable margin ranging from 0.125% to 0.375%, each such applicable margin depending on the level of availability under the Amended Credit Facility. Depending on the type of borrowing, interest on the Amended Credit Facility is payable monthly, quarterly or at the end of the applicable interest period. A commitment fee of 0.20% is payable quarterly on the unused portion of the Amended Credit Facility.

All obligations under the Amended Credit Facility are unconditionally guaranteed by the Company and certain of its U.S. subsidiaries. The obligations under the Amended Credit Facility are secured by a first-priority security interest in inventory, accounts receivable and certain other assets of the Company and certain of its U.S. subsidiaries. The obligations of URBN Canada Retail, Inc. are secured by a first-priority security interest in its inventory, accounts receivable and certain other assets. The Amended Credit

(in thousands, except share and per share data)

Agreement contains customary representations and warranties, negative and affirmative covenants and provisions relating to events of default.

As of January 31, 2024, the Company had $0 in borrowings under the Amended Credit Facility. As of January 31, 2024, the Company was in compliance with the terms of the Amended Credit Agreement and expects to remain in compliance with all terms, including covenants, of the Amended Credit Agreement. Outstanding stand-by letters of credit, which reduce the funds available under the Amended Credit Facility, were $13,566. Interest expense for the Amended Credit Facility was $971, $998, and $1,046 for the years ended January 31, 2024, 2023, and 2022, respectively, which was included in “Interest expense,” in the Consolidated Statements of Income.

9. Leases

The Company has operating leases for stores, distribution and fulfillment centers, corporate offices and equipment. The Company subleases certain properties to third parties.

Total operating lease costs were $264,091, $255,682 and $268,863 during fiscal 2024, 2023 and 2022, respectively. Total variable lease costs were $139,275, $136,201 and $109,525 during fiscal 2024, 2023 and 2022, respectively. Short-term lease costs and sublease income were not material during fiscal 2024, 2023 and 2022.

Other information related to leases was as follows:

Other information	Fiscal Year Ended January 31,		
Cash paid for amounts included in the measurement of lease liabilities:	2024	2023	2022
Operating cash flows from operating leases	$ 299,351	$ 296,619	$ 303,577
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 206,397	$ 189,744	$ 112,572
Weighted-average remaining lease term - operating leases	6.4 years	6.3 years	6.0 years
Weighted-average discount rate - operating leases	6.0%	5.8%	5.8%

The following is a schedule by year of the maturities of operating lease liabilities with original terms in excess of one year, as of January 31, 2024:

Fiscal Year	Operating Leases
2025	$ 284,199
2026	248,442
2027	195,617
2028	156,531
2029	120,965
Thereafter	313,538
Total undiscounted future minimum lease payments	1,319,292
Less imputed interest	(240,794)
Total discounted future minimum lease payments	$ 1,078,498

As of January 31, 2024, the Company had commitments of approximately $84,659 not included in the amounts above related to 15 executed but not yet commenced store leases.

Certain store leases provide for contingent rentals when sales exceed specified breakpoint levels, in lieu of a fixed minimum rent, that are not reflected in the above table. Additionally, there are 86 locations where a percentage of sales are paid, in lieu of a fixed minimum rent, that are not reflected in the above table. Total rent expense related to these 86 locations was approximately $13,609 for fiscal 2024.

During fiscal 2024, the Company committed to cease operations for two store locations but the lease has not been terminated, resulting in the right-of-use assets to be abandoned. When a lease right-of-use asset has been abandoned, the estimated useful life of the asset is updated to reflect the cease use date, and the remaining carrying value of the asset is amortized ratably over the period between the commitment date and the cease use date. During fiscal 2024, the Company recorded lease abandonment charges for two retail locations, totaling $8,231, with a remaining carrying value of $3,786 related to the right-of-use asset for one store location which will be expensed in the first quarter of fiscal 2025.

(in thousands, except share and per share data)

10. Income Taxes

The components of income (loss) before income taxes are as follows:

	Fiscal Year Ended January 31,		
	2024	2023	2022
Domestic	$ 378,265	$ 217,894	$ 389,059
Foreign	3,342	3,385	15,572
	$ 381,607	$ 221,279	$ 404,631

The components of the provision for income tax expense/(benefit) are as follows:

	Fiscal Year Ended January 31,		
	2024	2023	2022
Current:			
Federal	$ 46,714	$ 49,695	$ 75,533
State	19,422	12,950	18,972
Foreign	3,086	1,512	2,205
	$ 69,222	$ 64,157	$ 96,710
Deferred:			
Federal	$ 24,141	$ (4,724)	$ (4,151)
State	(1,152)	671	498
Foreign	1,722	1,476	958
	24,711	(2,577)	(2,695)
	$ 93,933	$ 61,580	$ 94,015

The following table reflects the differences between the statutory U.S. federal income tax rate and the Company's effective tax rate:

	Fiscal Year Ended January 31,		
	2024	2023	2022
Expected provision at statutory U.S. federal tax rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal tax benefit	3.8	4.9	3.8
Foreign taxes	(0.2)	0.3	(1.8)
Nondeductible expenses	0.8	1.6	0.1
General business credits	(1.4)	—	—
Other	0.6	—	0.1
Effective tax rate	24.6%	27.8%	23.2%

The variance in percentages for the components of the effective tax rate are primarily due to the ratio of foreign taxable losses to global taxable profits and the favorable impact of general business credits in fiscal 2024.

(in thousands, except share and per share data)

The significant components of deferred tax assets and liabilities as of January 31, 2024 and 2023 are as follows:

	January 31, 2024	January 31, 2023
Deferred tax liabilities:		
Prepaid expense	$ (2,776)	$ (2,727)
Depreciation	(80,196)	(46,552)
Operating lease right-of-use assets	(216,635)	(224,099)
Other temporary differences	(262)	(353)
Gross deferred tax liabilities	(299,869)	(273,731)
Deferred tax assets:		
Operating lease liabilities	253,762	260,596
Deferred rent	13,721	15,296
Inventory	25,297	22,967
Accounts receivable	1,034	1,114
Net operating loss carryforwards	14,376	18,369
Tax uncertainties	1,811	1,430
Accrued salaries and benefits	31,534	24,084
Income tax credits	3,738	4,540
Other temporary differences	32,731	29,362
Gross deferred tax assets, before valuation allowances	378,004	377,758
Valuation allowances	(31,959)	(33,087)
Net deferred tax assets	$ 46,176	$ 70,940

Net deferred tax assets are attributed to the jurisdictions in which the Company operates. As of January 31, 2024 and 2023, respectively, $18,421 and $42,277 were attributable to U.S. federal, $19,637 and $18,458 were attributed to state jurisdictions and $8,118 and $10,205 were attributed to foreign jurisdictions.

As of January 31, 2024, certain non-U.S. subsidiaries of the Company had net operating loss carryforwards for tax purposes of approximately $50,700 that do not expire. Certain U.S. subsidiaries of the Company had state net operating loss carryforwards for tax purposes of approximately $23,767 that expire from 2024 through 2044 and approximately $12,482 that do not expire. Certain U.S. subsidiaries of the Company had state credit carryforwards for tax purposes of approximately $5,137 that expire from 2027 through 2029. As of January 31, 2024, the Company had full and partial valuation allowances for certain foreign and state net operating loss carryforwards and a partial valuation allowance against state credit carryforwards where it was uncertain the carryforwards would be utilized. The Company had no valuation allowance for certain other foreign and state net operating loss carryforwards where management believes it is more-likely-than-not the tax benefit of these carryforwards will be realized.

As of January 31, 2024, approximately $114,365 of cash and cash equivalents were held by the Company’s non-U.S. subsidiaries for which no deferred taxes have been provided. The Company has accumulated undistributed earnings generated by foreign subsidiaries of approximately $406,470. Since such earnings have previously been subject to the one-time deemed repatriation transition tax required by the U.S. Tax Cuts and Jobs Act or other U.S. tax requirements on undistributed foreign earnings, any additional taxes due with respect to such earnings or the excess of the amount for financial reporting over the tax basis of our foreign investments would generally be limited to foreign and state taxes. The Company continues to believe that foreign earnings are indefinitely reinvested excluding earnings that have previously been subject to the one-time deemed repatriation transition tax required by the U.S. Tax Cuts and Jobs Act. With respect to outside basis differences in all other non-U.S. subsidiaries, the Company expects that either (i) such basis differences will not reverse in the foreseeable future, or (ii) such basis differences will reverse in a tax-neutral manner.

(in thousands, except share and per share data)

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Tax Benefit Reconciliation	January 31, 2024	January 31, 2023	January 31, 2022
Balance at the beginning of the period	$ 18,734	$ 18,945	$ 22,259
Increases in tax positions for prior years	54	1,055	28
Decreases in tax positions for prior years	(26)	(974)	(3,178)
Increases in tax positions for current year	332	147	249
Settlements	(117)	(177)	—
Lapse in statute of limitations	(315)	(262)	(413)
Balance at the end of the period	$ 18,662	$ 18,734	$ 18,945

The total amount of net unrecognized tax benefits that, if recognized, would impact the Company's effective tax rate were $23,066 and $21,890 as of January 31, 2024 and 2023, respectively. The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense in the Consolidated Statements of Income, which is consistent with the recognition of these items in prior reporting periods. During the years ended January 31, 2024, 2023 and 2022, the Company recognized expense of $1,629, $1,145 and $630, respectively, related to interest and penalties. The Company accrued $6,214 and $4,586 for the payment of interest and penalties as of January 31, 2024 and 2023, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is under audit in certain state and foreign jurisdictions. Certain federal, foreign and state jurisdictions are subject to audit from fiscal 2010 to 2022. It is possible that a state or foreign examination may be resolved within 12 months. Due to the potential for resolution of federal and foreign audit and state examinations, and the expiration of various statutes of limitation, it is possible that the Company's gross unrecognized tax benefits balance may change within the next 12 months by a range of zero to $17,623.

Tax Credit Investment

On February 10, 2023, the Company committed $100,000 to purchase an equity membership interest in a federal low-income housing tax credit entity. An initial payment of $20,000 was paid at closing with the remaining balance payable in quarterly installments over a five-year period beginning in fiscal 2024. The present value of such payments was $62,120 and was recorded as an increase to the initial tax credit investment asset and liability. In exchange for the total payments of $100,000, the Company expects to realize a comparable amount of tax credits and other tax benefits that will reduce its future federal income tax payments. Although the investment vehicle is considered a variable interest entity, the Company is not the primary beneficiary, and therefore, the investment is not consolidated. The Company has elected to use the practical expedient method of amortization, which approximates the proportional amortization method, to amortize the investment to income tax expense in proportion to the tax credits received over an estimated 10-year tax credit period beginning in the first quarter of fiscal 2024. During the year ended January 31, 2024, interest expense related to the accretion of the liability was $6,190 and a net benefit of $6,669 was included in "Income tax expense" in the Consolidated Statements of Income. The carrying value of the investment is recorded in "Deferred income taxes and other assets" in the Consolidated Balance Sheets. The liabilities for the present value of the estimated future capital contributions are recorded in "Accrued expenses and other current liabilities" and "Deferred rent and other liabilities" in the Consolidated Balance Sheets. The following table summarizes the balances related to the investment at January 31, 2024:

	January 31, 2024
Deferred income taxes and other assets	$ 66,214
Accrued expenses and other current liabilities	10,507
Deferred rent and other liabilities	47,293

11. Share-Based Compensation

The Company's 2017 Stock Incentive Plan (the "2017 Plan") authorized up to 10,000,000 common shares, which can be granted as restricted stock, RSU's, PSU's, incentive stock options, nonqualified stock options, SAR's and stock grant awards. As of January 31, 2024, there were 4,850,674 common shares available to grant under the 2017 Plan.

The Company's 2008 Stock Incentive Plan (the "2008 Plan") authorized up to 10,000,000 common shares, which can be granted as RSU's, unrestricted shares, incentive stock options, nonqualified stock options, PSU's or SAR's. As of January 31, 2024, there were

(in thousands, except share and per share data)

5,594,830 common shares available to grant under the 2008 Plan. Pursuant to the terms of the 2008 Plan, certain awards may not be granted after February 25, 2018. Awards under the 2017 Plan and the 2008 Plan generally expire seven or ten years from the date of grant, thirty days after termination of employment or six months after the date of death or termination due to disability of the grantee.

The Company elects to account for forfeitures as they occur rather than estimate the expected forfeitures.

Share-based compensation expense, included in "Selling, general and administrative expenses" in the Consolidated Statements of Income, for the fiscal years ended January 31, 2024, 2023 and 2022 was as follows:

	Fiscal Year Ended January 31,		
	2024	2023	2022
Performance Stock Units	5,013	4,978	4,067
Restricted Stock Units	25,495	24,471	21,674
Total	$ 30,508	$ 29,449	$ 25,741

The total tax benefit associated with share-based compensation expense for the fiscal years ended January 31, 2024, 2023 and 2022 was $3,086, $6,379 and $6,311, respectively. The tax benefit realized from share-based compensation for the fiscal years ended January 31, 2024, 2023 and 2022 was $1,763, $3,467 and $5,573, respectively.

Stock Options

The Company may grant stock options that generally vest over a period of one year. Stock options become exercisable over the vesting period in installments determined by the Company, which can vary depending upon each individual grant. There were no stock options granted in the fiscal years ended January 31, 2024, 2023 and 2022.

The following table summarizes the Company's stock option activity for the fiscal year ended January 31, 2024:

	Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Terms (years)	Aggregate Intrinsic Value
Awards outstanding at beginning of year	245,000	$ 31.11	1.6	$ 653
Granted	—	—		
Exercised	(25,000)	23.74		
Forfeited or Expired	(80,000)	37.45		
Awards outstanding at end of year	140,000	28.81	1.5	$ 1,623
Awards outstanding fully vested and expected to vest	140,000	28.81	1.5	$ 1,623
Awards exercisable at end of year	140,000	$ 28.81	1.5	$ 1,623

The following table summarizes other information related to stock options during the years ended January 31, 2024, 2023 and 2022:

	Fiscal Year Ended January 31,		
	2024	2023	2022
Intrinsic value of awards exercised	$ 129	$ 23	$ 1,156
Net cash proceeds from the exercise of stock options	$ 594	$ 376	$ 3,290

There were no unrecognized compensation costs of stock options granted, but not yet vested, as of January 31, 2024.

Performance Stock Units

The Company may grant PSU's that vest based on the achievement of various company performance targets and external market conditions. The fair value of the PSU's awarded during fiscal 2024, 2023 and 2022 equaled the stock price on the date of the grant. The Company makes certain estimates about the number of awards that will vest. Once the Company determines that it is probable that the performance targets will be met, compensation expense is recorded for these awards. If any of these performance targets are not met, the awards are forfeited. Each PSU is equal to one common share with varying maximum award value limitations. PSU's typically vest over a two to four-year period.

(in thousands, except share and per share data)

The following table summarizes the Company's PSU activity for the fiscal year ended January 31, 2024:

	Shares	Weighted-Average Fair Value
Non-vested awards outstanding at beginning of year	471,252	$ 31.40
Granted	160,887	26.96
Vested	(131,248)	33.01
Forfeited	—	—
Non-vested awards outstanding at end of year	500,891	$ 29.55

The weighted-average grant date fair value of PSU's awarded during the fiscal years ended January 31, 2024, 2023 and 2022 was $26.96, $25.38 and $38.15, per share, respectively. The aggregate grant date fair value of PSU's vested during the fiscal years ended January 31, 2024, 2023 and 2022 was $33.01, $27.79 and $26.54, respectively. Unrecognized compensation cost related to unvested PSU's as of January 31, 2024 was $5,269, which is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock Units

The Company may grant RSU's that vest based on the achievement of specified service conditions. The fair value of the RSU's awarded during fiscal 2024, 2023 and 2022 equaled the stock price on the date of the grant. RSU's typically vest over a two to four-year period.

The following table summarizes the Company's RSU activity for the fiscal year ended January 31, 2024:

	Shares	Weighted-Average Fair Value
Non-vested awards outstanding at beginning of year	2,553,399	$ 29.82
Granted	971,135	27.42
Vested	(760,702)	31.11
Forfeited	(93,852)	29.21
Non-vested awards outstanding at end of year	2,669,980	$ 28.58

The weighted-average grant date fair value of RSU's awarded during the fiscal years ended January 31, 2024, 2023 and 2022 was $27.42, $25.01 and $37.30, per share, respectively. The aggregate grant date fair value of RSU's vested during the fiscal years ended January 31, 2024, 2023 and 2022 was $31.11, $30.48 and $29.66, respectively. Unrecognized compensation costs related to unvested RSU's as of January 31, 2024, was $28,769, which is expected to be recognized over a weighted-average period of 1.9 years.

12. Shareholders' Equity

Share repurchase activity under the Company's share repurchase programs is as follows:

	Fiscal Year Ended January 31,	
	2024	2023
Number of common shares repurchased and subsequently retired	—	4,736,405
Total cost	$ —	$ 112,016
Average cost per share, including commissions	$ —	$ 23.65

On August 22, 2017, the Company's Board of Directors authorized the repurchase of 20,000,000 common shares under a share repurchase program; all such shares were repurchased and the authorization was completed by the end of June 2022. On June 4, 2019, the Company's Board of Directors authorized the repurchase of an additional 20,000,000 common shares under a share repurchase program. As of January 31, 2024, 19,156,390 common shares were remaining under the programs.

In addition to the common shares repurchased under the share repurchase programs, during the fiscal years ended January 31, 2024 and 2023, the Company acquired and subsequently retired 310,137 and 248,812 common shares at a total cost of $8,407 and $6,760, respectively, from employees to meet payroll tax withholding requirements.

(in thousands, except share and per share data)

13. Other Comprehensive Income (Loss) and Accumulated Other Comprehensive Loss

The following tables present the changes in "Accumulated other comprehensive loss," by component, net of tax, for the fiscal years ended January 31, 2024 and 2023, respectively:

	Fiscal Year Ended January 31, 2024		
	Foreign Currency Translation	Unrealized Gains and (Losses) on Available-for-Sale Securities	Total
Beginning Balance	$ (42,824)	$ (5,811)	$ (48,635)
Other comprehensive income (loss) before reclassifications	4,448	5,044	9,492
Amounts reclassified from accumulated other comprehensive income (loss)	—	(4)	(4)
Net current-period total other comprehensive income (loss)	4,448	5,040	9,488
Ending Balance	$ (38,376)	$ (771)	$ (39,147)

	Fiscal Year Ended January 31, 2023		
	Foreign Currency Translation	Unrealized Gains and (Losses) on Available-for-Sale Securities	Total
Beginning Balance	$ (22,204)	$ (2,626)	$ (24,830)
Other comprehensive income (loss) before reclassifications	(20,620)	(1,720)	$ (22,340)
Amounts reclassified from accumulated other comprehensive income (loss)	—	(1,465)	(1,465)
Net current-period total other comprehensive income (loss)	(20,620)	(3,185)	(23,805)
Ending Balance	$ (42,824)	$ (5,811)	$ (48,635)

All unrealized gains and losses on available-for-sale securities reclassified from accumulated other comprehensive loss were recorded in "Interest income" in the Consolidated Statements of Income.

14. Net Income Per Common Share

The following is a reconciliation of the weighted-average common shares outstanding used for the computation of basic and diluted net income per common share:

	Fiscal Year Ended January 31,		
	2024	2023	2022
Basic weighted-average common shares outstanding	92,697,751	93,199,874	98,022,583
Effect of dilutive options, stock appreciation rights, restricted stock units and performance stock units	1,630,034	944,188	1,246,122
Diluted weighted-average shares outstanding	94,327,785	94,144,062	99,268,705

For the fiscal years ended January 31, 2024, 2023 and 2022, awards to purchase 60,000 common shares ranging in price from $28.47 to $46.42, awards to purchase 182,500 common shares ranging in price from $23.74 to $46.42 and awards to purchase 165,000 common shares ranging in price from $35.85 to $46.42, respectively, were excluded from the calculation of diluted net income per common share because the impact would be anti-dilutive.

As of January 31, 2024 and 2023, 272,554 and 167,500 contingently issuable awards, respectively, were excluded from the calculation of diluted net income per common share as they did not meet certain performance criteria.

15. Commitments and Contingencies

Purchase Commitments

As of January 31, 2024, the Company has commitments for unfulfilled purchase orders for merchandise ordered from our vendors in the normal course of business, which are primarily satisfied within 12 months, as well as commitments for products and services including information technology contracts, of $782,926. The majority of the Company's merchandise commitments are cancellable with no or limited recourse available to the vendor until the merchandise shipping date. As of January 31, 2024, the Company had

(in thousands, except share and per share data)

outstanding trade letters of credit of $61,805. As of January 31, 2024, the Company also has commitments related to construction and distribution equipment contracts that are fully satisfied upon the completion of construction or installation of $18,488, all of which is due within one year. Construction and distribution equipment contracts include $14,269 related to the Nuuly fulfillment center in Raymore, Missouri.

Benefit Plans

Full and part-time U.S. based employees who are at least 18 years of age are eligible after three months of employment to participate in the Urban Outfitters 401(k) Savings Plan (the "Plan"). Under the Plan, employees can defer 1% to 25% of compensation as defined. The Company makes matching contributions in cash of $0.50 per employee contribution dollar on the first 6% of the employee contribution. The employees' contribution is 100% vested while the Company's matching contribution vests at 20% per year of employee service. The Company's contributions were $8,688, $7,890 and $7,406 for fiscal years 2024, 2023 and 2022, respectively.

The NQDC provides certain employees who are limited in their participation under the Plan the opportunity to defer compensation as defined within the NQDC. Deferred compensation under the NQDC consists of elective deferral credits, if any, made by the participant and discretionary contribution credits made by the Company. Employee contributions are 100% vested on the contribution date and the Company's discretionary contribution is 100% vested upon crediting to participants' accounts on an annual basis. The Company made a matching contribution of $123, $92 and $47 during fiscal years 2024, 2023 and 2022, respectively. The NQDC obligation was $15,068 and $11,978 as of January 31, 2024 and 2023, respectively. The Company has purchased investments to fund the NQDC obligation. The investments had an aggregate market value of $15,068 and $11,978 as of January 31, 2024 and 2023, respectively, and are included in "Marketable securities" in the Consolidated Balance Sheets (see Note 4, "Marketable Securities").

Contingencies

The Company is party to various legal proceedings arising from normal business activities. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

16. Related Party Transactions

Harry S. Cherken, Jr., a director of the Company, served as Senior Counsel at the law firm of Faegre Drinker Biddle & Reath LLP until his retirement on December 31, 2022. Faegre Drinker Biddle & Reath LLP provided general legal services to the Company in fiscal 2023 and 2022. Fees paid to Faegre Drinker Biddle & Reath LLP during fiscal 2023 and 2022 were $1,127 and $1,027, respectively. Amounts due to Faegre Drinker Biddle & Reath LLP as of January 31, 2023 were approximately $174.

Todd R. Morgenfeld, a director of the Company, was Chief Financial Officer and Head of Business Operations of Pinterest, Inc. until July 1, 2023. Pinterest, Inc. provided digital marketing services to the Company in fiscal 2024, 2023 and 2022 and is expected to continue to do so in the future. The amount paid to Pinterest, Inc. for such digital marketing services was financially immaterial to Pinterest, Inc. and is unrelated to Mr. Morgenfeld's compensation from Pinterest, Inc. Mr. Morgenfeld did not provide and was not involved in the provision of digital marketing services by Pinterest, Inc. to the Company. The Board of Directors considered these matters in determining Mr. Morgenfeld's independence.

John C. Mulliken, a director of the Company, serves on the board of Bombas which supplied apparel to the Company in fiscal 2024, 2023 and 2022 and is expected to do so in the future. The amount paid to Bombas was financially immaterial to Bombas and is unrelated to Mr. Mulliken's compensation as director of Bombas. Mr. Mulliken was not involved in the sourcing of Bombas as a supplier to the Company and he does not intend to be involved in the Company's procurement of its products in the future. The Board of Directors considered these matters in determining Mr. Mulliken's independence.

17. Segment Reporting

The Company offers lifestyle-oriented general merchandise and consumer products and services through a portfolio of global consumer brands. The Company operates three reportable segments—"Retail," "Wholesale" and "Nuuly."

The Company's Retail segment includes Anthropologie (which includes the Anthropologie and Terrain brands), Free People (which includes the Free People and FP Movement brands), Urban Outfitters and Menus & Venues. As of January 31, 2024, there were 262 Urban Outfitters stores, 237 Anthropologie stores, 198 Free People stores (including 38 FP Movement stores), 9 Menus & Venues locations, 7 Urban Outfitters franchisee-owned stores and 2 Anthropologie franchisee-owned stores. Each of Urban Outfitters, Anthropologie and Free People, including their Company-owned and franchisee-owned store and digital channels, and Menus & Venues

URBAN OUTFITTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(in thousands, except share and per share data)

locations, are considered an operating segment. Net sales from the Retail segment accounted for approximately 90.8%, 92.1% and 93.4% of total consolidated net sales for fiscal 2024, 2023 and 2022, respectively.

The Company has aggregated its brands into the Retail segment based upon their shared management, customer base and economic characteristics. Reporting in this format provides management with the financial information necessary to evaluate the success of the segments and the overall business. The Company's Retail segment omni-channel strategy enhances its customers' brand experience by providing a seamless approach to the customer shopping experience. All available Company-owned Retail segment shopping channels are fully integrated, including retail locations, websites, mobile applications, catalogs and customer contact centers. The Company's investments in areas such as marketing campaigns and technology advancements are designed to generate demand for the Retail segment omni-channel and not the separate store or digital channels. The Company manages and analyzes its performance based on a single Retail segment omni-channel rather than separate channels and believes that the Retail segment omni-channel results present the most meaningful and appropriate measure of our performance.

The Company's Wholesale segment includes the Free People, FP Movement and Urban Outfitters brands that sell through department and specialty stores worldwide, digital businesses and our Retail segment. The Wholesale segment primarily designs, develops and markets young women's contemporary casual apparel, intimates, FP Movement activewear and shoes under the Free People and FP Movement brands and the BDG and "iets frans" apparel collections under the Urban Outfitters brand. Net sales from the Wholesale segment accounted for approximately 4.6%, 5.2% and 5.5% of total consolidated net sales for fiscal 2024, 2023 and 2022, respectively.

The Company's Nuuly segment includes the Nuuly brand, which is a monthly women's apparel subscription rental service. For a monthly fee, Nuuly subscribers can rent product from a wide selection of the Company's own brands, third-party brands and one-of-a-kind vintage pieces via a custom-built, digital platform. Subscribers select their products each month, wear them as often as they like and then swap into new products the following month. Subscribers are also able to purchase the rented product. Our Nuuly segment net sales accounted for approximately 4.6%, 2.7%, and 1.1% of consolidated net sales for fiscal 2024, 2023 and 2022, respectively.

The Company evaluates the performance of each segment based on the net sales and pre-tax income from operations (excluding intercompany charges) of the segment. Corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments. The principal identifiable assets for the Retail and Wholesale segments are inventory and property and equipment. The principal identifiable assets for the Nuuly segment are rental product and property and equipment.

Other assets are comprised primarily of general corporate assets, which principally consist of cash and cash equivalents, marketable securities, deferred taxes and prepaid expenses, and are typically not allocated to the Company's segments. The Company accounts for intersegment sales and transfers as if the sales and transfers were made to third parties making similar volume purchases.

The accounting policies of the reportable segments are the same as the policies described in Note 2, "Summary of Significant Accounting Policies." All of the Company's segments are highly diversified. No one customer constitutes more than 10% of the Company's total consolidated net sales. A summary of the information about the Company's operations by segment is as follows:

	Fiscal Year		
	2024	2023	2022
Net sales			
Retail operations	$ 4,678,698	$ 4,415,358	$ 4,248,681
Wholesale operations	254,614	268,552	267,576
Nuuly operations	235,859	129,637	47,724
Intersegment elimination	(15,934)	(18,303)	(15,218)
Total net sales	$ 5,153,237	$ 4,795,244	$ 4,548,763
Income from operations			
Retail operations	$ 422,012	$ 275,369	$ 449,453
Wholesale operations	31,719	25,793	32,937
Nuuly operations	(17,084)	(13,931)	(20,150)
Intersegment elimination	(322)	1,339	1,643
Total segment operating income	436,325	288,570	463,883
General corporate expenses	(66,530)	(61,947)	(55,317)
Total income from operations	$ 369,795	$ 226,623	$ 408,566

F-27

	Fiscal Year					
		2024		2023		2022
Depreciation expense for property and equipment						
Retail operations	$	99,780	$	91,879	$	94,099
Wholesale operations		329		546		547
Nuuly operations		6,716		5,402		4,412
Total depreciation expense for property and equipment	$	106,825	$	97,827	$	99,058
Inventory						
Retail operations	$	505,271	$	529,853		
Wholesale operations		44,971		57,657		
Total inventory	$	550,242	$	587,510		
Rental product, net [1]						
Nuuly operations	$	163,119	$	90,934		
Total rental product, net	$	163,119	$	90,934		

(1) Rental product, net is included in "Deferred income taxes and other assets" in the Consolidated Balance Sheets.

	Fiscal Year					
		2024		2023		2022
Property and equipment, net						
Retail operations	$	1,182,084	$	1,138,487		
Wholesale operations		2,355		990		
Nuuly operations		102,102		48,258		
Total property and equipment, net	$	1,286,541	$	1,187,735		
Cash paid for property and equipment						
Retail operations	$	131,254	$	176,110	$	254,921
Wholesale operations		1,407		76		69
Nuuly operations		66,964		23,327		7,439
Total cash paid for property and equipment	$	199,625	$	199,513	$	262,429

The following tables summarize net sales and percentage of net sales from contracts with customers by merchandise category:

	Fiscal Year					
	2024		2023		2022	
Net sales						
Apparel	$ 3,079,496	66%	$ 2,808,638	63%	$2,671,841	63%
Home	763,713	16%	830,199	19%	852,379	20%
Accessories	603,495	13%	559,524	13%	532,877	12%
Other	231,994	5%	216,997	5%	191,584	5%
Retail operations	4,678,698	100%	4,415,358	100%	4,248,681	100%
Apparel	219,231	92%	229,282	92%	241,060	96%
Accessories	17,671	7%	20,238	8%	10,460	4%
Other	1,778	1%	729	0%	838	0%
Wholesale operations	238,680	100%	250,249	100%	252,358	100%
Nuuly operations	235,859		129,637		47,724	
Total net sales	5,153,237		4,795,244		$4,548,763	

(in thousands, except share and per share data)

The Apparel category includes intimates and activewear. The Home category includes home furnishings, electronics, gifts and decorative items. The Accessories category includes footwear, jewelry and handbags. The Other category includes beauty and shipping and handling.

The Company has foreign operations primarily in Europe and Canada. Revenues and long-lived assets, based upon the Company's domestic and foreign operations, are as follows:

	Fiscal Year		
	2024	2023	2022
Net Sales			
Domestic operations	$ 4,506,805	$ 4,158,753	$ 3,950,381
Foreign operations	646,432	636,491	598,382
Total net sales	$ 5,153,237	$ 4,795,244	$ 4,548,763
Property and equipment, net			
Domestic operations	$ 1,130,332	$ 1,033,926	
Foreign operations	156,209	153,809	
Total property and equipment, net	$ 1,286,541	$ 1,187,735	